Office DEPOT® INC

Taking Care of Business



06032616





Office DEPOT



2005 Annual Report

About Office Depot®

With annual sales of over $14 billion, Office Depot® provides more office products and services to more customers in more countries than any other company. Incorporated in 1986 and headquartered in Delray Beach, Florida, Office Depot® conducts business in 22 countries and employs 47,000 people worldwide. The Company operates under the Office Depot®, Viking Office Products®, and Viking Direct® brand names.

Office Depot® is a leader in every distribution channel—from retail stores and contract delivery to catalogs and e-commerce. With over $3.8 billion of sales, the Company is one of the world's largest e-commerce retailers. As of December 31, 2005, Office Depot® had 1,047 retail stores in North America. Internationally, the Company conducts wholly-owned operations in 14 countries, and operates retail stores under joint venture and license arrangements in another six countries.

The Company's common stock is listed on the New York Stock Exchange under the symbol ODP and is included in the S&P 500 Index.

19%* EPS Increase in 2005

Financial Highlights

(in millions, except share and return data)

	2005	2004	2003
Sales	$14,278.9	$13,564.7	$12,358.6
EBIT*	653.8	576.1	502.0
Net Earnings*	459.1	372.0	311.2
Diluted Earnings Per Share*	1.41	1.18	0.99
Return on Invested Capital*	12.6%	11.2%	12.0%

** Non-GAAP number. A reconciliation of GAAP to non-GAAP numbers can be found on the Office Depot® web site at www.officedepot.com*

1997

Opened Office Depot® stores in Hungary, Thailand and Japan via licensing and joint venture agreements. At year-end, 45 international joint venture or licensed stores operated in eight countries outside of the U.S. and Canada.

1998

Office Depot® acquired Viking Office Products and became the leading provider of office products and services worldwide.

2001

Office Depot® acquired 4Sure.com, a direct technology hardware and services provider to small- and medium-sized businesses. European Business Services Division expanded into France, the Netherlands and Ireland.

2003

Office Depot® acquired Guilbert S.A., one of Europe's largest contract stationers. The acquisition doubled the size of Office Depot®'s European business and furthered the Company's position as the leading office products reseller in Europe.

2005

Office Depot® opened 100 new stores ending the year with over 1,000 stores in North America. Global e-commerce sales reached $3.8 billion.



Performance



$12,359
$13,565
$14,279
'03
'04
'05

Sales
(in millions)



$481.4
$502.0
$547.7
$576.1
$371.7
$653.8
'03
'04
'05

EBIT
(in millions)



$0.87
$0.99
$1.06
$1.18
$0.87
$1.41
'03
'04
'05

Earnings Per Share



11.2%
12.0%
10.6%
11.2%
9.5%
12.6%
'03
'04
'05

Return on Invested Capital



$5,121
$5,384
$9,327
'03
'04
'05

Market Capitalization
(in millions)

■ GAAP

□ Adjusted *(Non-GAAP number. A reconciliation of GAAP to non-GAAP numbers can be found on the Office Depot® web site at www.officedepot.com.)*

1986

Office Depot®, Inc. founded in Florida by Pat Sher, Jack Kopkin and Stephen Dougherty. Opened first store in Fort Lauderdale, Florida.

1988

Initial public offering of common stock (June 1, 1988).

1991

Completed acquisition of The Office Club, Inc. Office Depot® ended the year as the largest office products retailer in North America with sales of $1.3 billion, 228 stores and 9,000 employees.

1993

Entered the contract stationer business via the acquisition of two leading contract stationers: Wilson Stationery & Printing Company and Eastman Office Products Corporation.

1994

Acquired six additional contract stationers in North America. Commenced international expansion beyond North America by opening licensed Office Depot® stores in Colombia and Israel. Announced retail joint venture agreement in Mexico.



Office DEPOT®

Taking Care of Business



Vision and Values

Success stories often start with a vision of achieving something beyond the ordinary—a vision of breaking new ground, setting new standards or delivering exceptional performance. In 2005, the officers of Office Depot® collaborated to develop a bold new vision for our Company. Our new vision is "Delivering Winning Solutions That Inspire Worklife™," and it centers on providing our customers with the tools and services they need to excel. Today, our vision is driving everything we do at Office Depot®—from the way we think, to the way we act, to the way we make decisions. As we move forward, everything we do will drive our vision—and in the process, it will serve to fortify the status of Office Depot® as the global leader in the delivery of office products and business solutions.

Integrity. We earn the trust and confidence of associates, customers, suppliers and shareholders by being open, honest and truthful in all that we do.

Innovation. With a culture of creativity and a thirst for intelligent risk-taking, we aspire to do what has never been done.

Inclusion. We approach all opportunities and challenges by respecting the diverse thoughts, beliefs, backgrounds, cultures and energies of all associates, customers and suppliers.

Customer Focus. We fuel our customers' dreams by anticipating and listening to their needs and passionately delivering on our promises. Failure is not an option, as we promise to "wow" on recovery.

Accountability. We are responsible for achieving and sustaining unprecedented results that create extraordinary value to our shareholders and stakeholders through personal commitment, sensible thrift, collaboration and shared leadership.

Office DEPOT®

Taking Care of Business

To Our Customers, Associates and Shareholders:

Office Depot® is focused on strengthening our position as the global leader in the delivery of office products and business solutions. In fiscal 2005, we made steady progress toward this goal, growing earnings per share by 19 percent; generating $375 million of free cash flow; and expanding our private brands across our three divisions. We also accelerated the growth of our North American retail business, posting our eighth consecutive quarter of positive comparable sales, opening 100 new stores, and boosting sales by 8 percent.



Steve Odland
Chairman and CEO

We also paved the way for our continued progress. Tapping the combined wisdom of every one of our corporate officers, we developed a new vision for our Company's future—"Delivering Winning Solutions That Inspire Worklife™." Geared to help us fortify our industry leadership position, this vision galvanized us to establish new growth priorities for each of our business divisions:

- In North American Retail, we are focused on opening more stores, revamping our stores to our successful Millennium 2 (M2) design, and making improvements that fuel productivity.
- In North American Business Solutions, we are working to grow our market share organically and through acquisitions.
- In our International operations, we are using telephone account managers to acquire new customers in Europe, and we are expanding our reach into promising new regions.

We are supporting these measures by employing a comprehensive effort to improve our cost structure. From our executive team to our store associates, every member of the Office Depot® family is actively seeking new ways to take unnecessary expenses out of our business.

We also are working to drive greater awareness of the suite of small business services that Office Depot® offers. As part of this effort, we re-launched *Taking Care of Business,* one of the most popular and effective advertising taglines in our Company's history. We also forged an exciting new partnership with NASCAR®, and have received their 2005 Marketing Achievement Award.

Office Depot® enters fiscal 2006 with energy and determination. We have a strong and unified management team, a business that generates substantial cash flow, a disciplined strategy for driving profitable growth, and a business model capable of delivering increasing shareholder value. In the coming years, we plan to open stores in new geographic markets, make strategic investments in our core businesses, acquire synergistic assets, and repurchase stock. In the process, our goal is to fuel profitable growth and to increase value for our customers, associates and shareholders.

Sincerely,

Steve Odland

Chairman and Chief Executive Officer


Office DEPOT

Office DEPOT
Customer Self Service

Prin
Professional logo &
stationery design
Stationery
Business Forms
Digital Media Printing
Stamps & Engraving
YOUR
HERE

Our improved store layout helps customers easily find the business solutions they need—reinforcing the value of Office Depot® as a one-stop destination store.


Office DEPOT

Momentum

At Office Depot®, we have an unshakable belief in the importance of driving continuous improvement. Our fragmented and highly competitive industry is constantly influenced by a rapidly changing pipeline of new products and technologies. We meet the challenges of this dynamic environment by working to gather momentum in every area of our operations. Over the past two decades, our steadfast commitment to this effort has enabled us to build Office Depot® into a powerful global enterprise—one with 47,000 employees, operations in 22 countries and leadership status in every distribution channel we utilize, from retail stores and contract delivery to catalogs and e-commerce. As a result, our three business divisions—North American Retail, North American Business Solutions and International—collectively provide more office products and services to more customers in more countries than any other company in the world.


'02
867
'03
900
'04
969
'05
1047

Number of Stores



North American Retail Division

Our North American Retail Division encompasses a network of 1,047 office supply stores that span 49 states, the District of Columbia and Canada. Our stores offer consumers an unbeatable combination of ready and convenient access to a broad assortment of business-related merchandise and services, as well as personal assistance from informed sales associates. We ensure customer satisfaction by focusing on the following initiatives:



- We carry the office supply products our customers want and need. Our assortment ranges from computers, business machines and office furniture, to software and a full selection of day-to-day office supplies. We cap it off by featuring the leading brands that consumers know and trust, as well as our own private brands, including Office Depot® Brand, Foray™, Ativa™, and Christopher Lowell™.
- We offer value-added services that enable our customers to make efficient use of their time. Most stores house a dedicated Copy, Print and Ship Depot where trained associates can address such needs as printing, copying, mailing, shipping, laminating and binding. We also stock an extensive selection of packaging and shipping supplies, and we maintain relationships with national carriers that allow us to offer shipping services through our locations.
- Our customers count on us to have the items they need whenever they need them. We achieve this by leveraging our highly efficient supply chain to regularly replenish in-demand merchandise, as well as to speed the delivery of new products to our selling floors.
- We ensure that customers can navigate our product assortment quickly and easily by utilizing our M2 store design, which emphasizes attractive visual presentations, effective product adjacencies, and clear signage.

We believe that there is significant opportunity for us to continue to expand our North American Retail business. In 2005, we opened 100 new retail stores, in a mix of established and new markets, all of which used our M2 store design. We continue to provide our private-brand products for sale through select retail partners, as well as to explore other innovative ways of expanding our reach.





North American Business Solutions Division

Our North American Business Solutions Division offers a direct sales program for small, medium and large business customers. We supply these customers with branded and private-branded products and services through a dedicated sales force, as well as through catalogs, call centers and our e-commerce sites. Just like our retail operations, our North American Business Solutions Division strives to satisfy customer needs as efficiently and effectively as possible. In 2005, we advanced this effort by combining our two separate catalogs—Office Depot® and Viking Office Products®—into one Office Depot® catalog. We continue to market Viking® only in our International Division.

Our exceptional scale and purchasing power in the office supply business enables us to meet the exacting requirements of all sized business customers, and to provide them with several important advantages:


FORAY
FORAY
No.2

- We employ a dedicated team of sales representatives who work to build meaningful relationships with each one of our business customers. This practice positions our sales representatives to gain a true understanding of each customer's needs, so we can give them the insightful information, business tools and solutions they need to compete.
- We utilize sophisticated technological and planning platforms to help our customers determine the right timing and quantity for reordering basic items. This helps our business customers maintain easy access to the supplies they need at all times—without requiring them to store large quantities of these supplies in their own facilities.
- We operate Customer Service Centers (CSCs) around the nation that enable us to respond quickly to customer needs. Our CSCs use advanced technology to streamline and expedite the processes of reordering, stocking, picking-and-packing, and delivery.
- We draw on our own fleet of vehicles, as well as third-party delivery services, to guarantee rapid shipments and minimize transportation costs.

As we move into 2006, we are focused on profitably growing our North American Business Solutions Division.

nternational Division



32 Stores in Canada
1,015 Stores in the United States
100 Joint Venture Stores in Mexico
3 Joint Venture Stores in Guatemala
3 Joint Venture Stores in El Salvador
4 Joint Venture Stores in Costa Rica

At the end of 2005, our International Division sold office products and services in 20 countries outside of the United States and Canada via direct marketing, contract sales forces, Internet sites and retail stores, as well as through international joint venture and licensing agreements. Our International Division is a strong and growing business:

- Our international catalog business, which operates under the Viking Direct® brand, has catalog offerings in 12 countries outside of North America. We complement this business by maintaining separate international public web sites for use by consumers and businesses around the world.
- Our Office Depot® contract business is established in the United Kingdom, Ireland, the Netherlands, France, Japan, Italy, Germany, Switzerland, Hungary, Spain, Portugal, Belgium and Luxembourg.
- Our international retail business includes a network of company-owned international retail stores in France, Japan and Hungary, as well as additional stores operated under joint venture and licensing agreements in Mexico, Costa Rica, El Salvador, Guatemala, Israel and Thailand. We are regularly exploring additional geographic locations for possible expansion.



42 Stores in France
8 Stores in Hungary
20 Stores in Japan
30 Joint Venture Stores in Israel
13 Licensed Stores in Thailand
Retail, Contract and Direct
Contract and/or Direct Marketing Business Only
Retail Only

Office DEPOT

Taking Care of Business

We have significant opportunities for global expansion.

"Taking Care of Business" reinforces to our customers that we provide the products and services businesses need to succeed and grow.

Office DEPOT®

Taking Care of Business


Office DEPOT
Office DEPOT
Office DEPOT
double window
security tinted
10 in. x 13 in. clasp
envelopes

Office Depot® Brand products benefit our customers by providing them with quality they can trust at great values.

Our customer loyalty programs represent a vital tool for fueling continued growth while rewarding our best customers.



We're working to unlock the full potential of the Office Depot® brand in order to gain additional market share and deliver increasing value to our customers and shareholders.

Brand Excellence

As one of our most significant corporate assets, the Office Depot® brand resonates with consumers and businesses around the world as a symbol of value-added solutions, high quality products and excellent customer service. In 2005, we took decisive measures to strengthen and leverage this asset. These measures encompassed a wide range of initiatives, all of which centered around reinforcing our ultimate brand promise of "Delivering Winning Solutions That Inspire Worklife™."

Taking Care of Business

In 1992, Office Depot® made headlines with the launch of our *Taking Care of Business* theme, which communicated a crucial message to our customers and associates —that we provide the products and services businesses need to succeed and grow. In January of 2005, we leveraged the equity that we had amassed with this widely acclaimed tagline by reintroducing it in an exciting new advertising campaign. Our new *Taking Care of Business* campaign reinforces the commitment of Office Depot® to our business customers and reminds them that we offer an exceptional value proposition.

Building Our Private Brand Portfolio

Our portfolio of private brands is an important point of differentiation in our marketplace, as well as a valuable source of higher margin sales for our Company. In 2005, we continued to build this portfolio by expanding its product selection to encompass thousands of distinct stock-keeping units (SKUs), as well as by enhancing the quality of our private-brand merchandise.

Driving New Sponsorships

We continually explore new ways to promote our brand, and in 2005, we forged an alliance with NASCAR® that positions us to serve new customer groups and give us additional marketing leverage. Drawing on our existing relationships with Carl Edwards, Roush Racing® and NASCAR, we implemented innovative marketing programs and sponsored several events in key NASCAR markets. Collectively, these initiatives enabled us to increase our share of the NASCAR fans' office supply business and to earn the coveted 2005 Marketing Achievement Award. At the same time, we increased our overall small business sales and raised awareness of the Office Depot® brand among business customers in every one of our distribution channels.

Cultivating Customer Loyalty

At Office Depot® we believe that our best customers deserve to have advantages in return for their loyalty to us. As a result, we have developed a number of customer loyalty programs that represent a vital tool for fueling our continued growth. Our Advantage program is a shining example. Advantage members shop more frequently than other customers, making them a valuable source of business, as well as an important means of "word of mouth" endorsements. With this in mind, we stepped up our efforts to develop and promote this program in 2005, making it a central component of our marketing and advertising initiatives, and reinforcing its importance to our field associates. Our work has paid off. During the year, we substantially increased the size of our Advantage member base and the sales they contributed.


Office DEPOT
99
FUSION



Office Depot® helped the victims of hurricane Katrina with cash and in-kind donations topping $18 million.

250,000 underprivileged schoolchildren throughout North America received new backpacks filled with school supplies from Office Depot®.




Office
DEPOT

In 2005 Office Depot® collected more than 4.7 million inkjet cartridges for recycling.

Office Depot® has been honored to receive a number of important awards in recognition of its contributions to the community. These include:

- Award for Best Practices in Corporate Philanthropy, *Work Life Matters* Magazine (2005)
- Companies That Care Honor Roll, Center for Companies That Care (2005)
- Outstanding Retailer Award, International Council of Shopping Centers and U.S. Environmental Protection Agency (2005)
- Top 50 Corporations for Multicultural Business Opportunities, DiversityBusiness.com (2005)



Sustainable Value

Our Values Drive Value for Shareholders and Customers

At Office Depot® we are committed to improving the quality of Society, our Environment and the Economy. We understand the linkages between the three and strive to find ways to deliver value to each. Our membership in the Business Roundtable's S.E.E. Change Initiative launched in 2005, is just the latest example of our long-standing commitment to sustainability and accountability to shareholders and other stakeholders.

Our Corporate Values provide the framework through which we create environmental and community-relations programs that deliver this value.

Integrity. We were the first in our industry to release an independently audited Environmental Report.

Innovation. We have led the office supplies industry in developing creative environmental and community relations programs. Our generous back-pack program gets critical school supplies into the hands of the neediest schoolchildren. Our innovative Green Book™ catalog containing over 2,500 environmentally preferable products makes it simple for North American Business Solutions Division customers to "buy green."

Inclusion. Through our wide reaching community relations programs we have included over 1,400 organizations as our partners in making a difference. Our approach is not simply to provide funds, but to enable the organizations we support to make a meaningful impact. As just one example, we have completed the second year of our five-year commitment to the Forest & Biodiversity Conservation Alliance with three of the most respected, science-based environmental organizations: Conservation International, NatureServe, and The Nature Conservancy. By generously funding this Alliance, and including environmental stakeholders in our business processes, we have developed tools to advance our paper sourcing policies and at the same time contribute to global biodiversity conservation.

Customer Focus. Many of our customers are interested in the environmental aspects of their purchasing. As a result, our UK operations have developed reports to show customers what percentage of their spend is "environmentally preferable." By delivering this type of winning solution, we have helped interested customers increase the percentage of environmentally preferable products, and often saved them costs.

Accountability. By installing energy efficient lighting at many of our stores in 2005 we saved electricity, reduced greenhouse gas emissions and saved thousands per store in electricity costs. By allowing charities to participate in our Affiliate program to sell Office Depot® products through their web sites, we help them become self-sufficient, while increasing our sales.

This type of approach allows us to avoid the classic "either/or" dilemma and remain accountable for delivering sustainable value to both shareholders and customers.

Selected Financial Data

The following table sets forth selected consolidated financial data at and for each of the five fiscal years in the period ended December [illegible], 2005. It should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Management's Discussion ar[illegible] Analysis of Financial Condition and Results of Operations.

(In thousands, except per share amounts and statistical data)	2005 [6]	2004 [1]	2003 [1][2]	2002 [3]	[illegible]01 [3][6
Statements of Earnings Data:					
Sales	$14,278,944	$13,564,699	$12,358,566	$11,356,633	$11,08 12
Cost of goods sold and occupancy costs	9,886,921	9,308,560	8,483,820	8,021,471	7,94 57
Gross profit	4,392,023	4,256,139	3,874,746	3,335,162	3,14 45
Store and warehouse operating and selling expenses	3,220,081	3,025,729	2,807,112	2,342,556	2,33 13
Asset impairments	133,483	11,528	—	—	—
General and administrative expenses	666,563	665,825	578,840	486,279	44 38
Other operating expenses	23,854	23,080	22,809	9,855	1 25
Operating profit	348,042	529,977	465,985	496,472	35 59
Other income (expense):					
Interest income	22,204	20,042	14,196	18,509	1 30
Interest expense	(32,380)	(61,108)	(54,805)	(46,195)	(4 39)
Loss on extinguishment of debt	—	(45,407)	—	—	—
Miscellaneous income, net	23,649	17,729	15,392	7,183	(57)
Earnings from continuing operations before income taxes and cumulative effect of accounting change	361,515	461,233	440,768	475,969	31 53
Income taxes	87,723	125,729	141,524	166,554	11 16
Earnings from continuing operations before cumulative effect of accounting change	273,792	335,504	299,244	309,415	20 57
Discontinued operations, net	—	—	176	(775)	4)
Cumulative effect of accounting change, net	—	—	(25,905)	—	—
Net earnings	$ 273,792	$ 335,504	$ 273,515	$ 308,640	$ 20 3
Earnings per share from continuing operations before cumulative effect of accounting change:					
Basic	$ 0.88	$ 1.08	$ 0.97	$ 1.01	$ 8
Diluted	0.87	1.06	0.95	0.98	6
Cumulative effect of accounting change:					
Basic	—	—	(0.08)	—	—
Diluted	—	—	(0.08)	—	—
Net earnings per share:					
Basic	$ 0.88	$ 1.08	$ 0.88	$ 1.01	$ 7
Diluted	0.87	1.06	0.87	0.97	6
Statistical Data:					
Return on invested capital [4]	9.5%	10.6%	11.2%	11.7%	4%
Facilities open at end of period:					
United States and Canada:					
Office supply stores	1,047	969	900	867	9
Customer service centers	20	22	22	24	4
Call centers	3	13	13	13	3
International [5]:					
Office supply stores	70	78	64	50	9
Customer service centers	25	25	25	15	4
Call centers	31	31	31	13	1
Total square footage—North American Retail Division	26,261,318	24,791,255	23,620,343	23,203,013	22,842 3
Percentage of sales by segment:					
North American Retail Division	45.6%	43.8%	45.7%	51.1%	7%
North American Business Solutions Division	30.1%	29.8%	32.1%	34.5%	0%
International Division	24.3%	26.4%	22.2%	14.4%	3%
Balance Sheet Data:					
Working Capital [7]	$ 405,184	$ 385,084	$ 419,494	$ 350,298	$ 475)
Total assets	6,098,525	6,794,338	6,194,679	4,765,812	4,331 3
Long-term debt, excluding current maturities	569,098	583,680	829,302	411,970	317 2
Stockholders' equity	2,739,221	3,223,048	2,747,121	2,252,926	1,848 3

(1) Statements of Earnings Data for fiscal years 2003 and 2002, and Balance Sheet Data for 2003 have been restated to reflect adjustments for lease accounting.
(2) Reflects the acquisition of Guilbert in June. Also, net earnings and net earnings per share data reflect cumulative effect of adopting a new accounting pronouncement.
(3) As applicable, amounts have been adjusted to reflect the Australian business as discontinued operations.
(4) Reconciliation available at *http://investor.officedepot.com*.
(5) Company-owned facilities of our International Division.
(6) Includes 53 weeks in accordance with our 52–53 week reporting convention.
(7) Working Capital = (current assets—cash and short-term investments)—(current liabilities—short-term borrowings and current maturities of long-term debt).

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

GENERAL

Our fiscal year results are based on a 52- or 53-week retail calendar ending on the last Saturday in December. Fiscal year 2005 is based on 53 weeks, with a 14-week fourth quarter. Our comparable sales relate to stores that have been open for at least one year. For 2005, this comparison has been adjusted to a 52-week basis. Fiscal years 2004 and 2003 include 52 weeks.

OVERVIEW

During 2005, we refocused our efforts on reaching our customers and growing the business while at the same time streamlining our operations. We reviewed our balance sheet and future commitments and identified certain assets and activities that did not fit with our vision of the future and recorded charges (the "2005 Charges") as a result. See asset impairments discussion for further details. Some of the major contributors to our fiscal year 2005 results are summarized below and reviewed further in the segment discussions that follow.

- Total company sales increased 4% compared to 2004, reflecting 3% comparable (or "comp") sales growth in the North American Retail Division, a 5% sales increase in the North American Business Solutions Division and a 4% decline in the International Division. Sales growth has been adjusted for the effect of the 53rd week of 2005.
- The impact of the 53rd week on net earnings is approximately $16 million.
- Overall company gross margin decreased both due to the effect of the 2005 Charges and also from competitive pressure and sales mix in the International Division, partially offset by positive impacts in North American operations from merchandising initiatives. These initiatives will continue in 2006.
- After considering the 2005 Charges impact, our operating expenses as a percent of sales declined from various cost control efforts, higher sales and the added leverage from the 53rd week of operations.
- During the year, we settled various worldwide tax audits, reducing the need for certain tax and related interest accruals and lowering the related expenses for 2005 from these discrete impacts.
- Effective with the start of the third quarter, we began recognizing the expense associated with stock options and other equity awards given to our employees.

OPERATING RESULTS

(Dollars in millions)	**2005**		2004		2003	
Sales	**$14,278.9**	**100.0%**	$13,564.7	100.0%	$12,358.6	100.0%
Cost of goods sold and occupancy costs	**9,886.9**	**69.2%**	9,308.6	68.6%	8,483.9	68.7%
Gross profit	**4,392.0**	**30.8%**	4,256.1	31.4%	3,874.7	31.3%
Store and warehouse operating and selling expenses	**3,220.0**	**22.6%**	3,025.7	22.3%	2,807.1	22.7%
Asset impairments	**133.5**	**0.9%**	11.5	0.1%	—	—
Division operating profit	**1,038.5**	**7.3%**	1,218.9	9.0%	1,067.6	8.6%
General and administrative expenses	**666.6**	**4.7%**	665.8	4.9%	578.8	4.7%
Other operating expenses	**23.9**	**0.2%**	23.1	0.2%	22.8	0.1%
Operating profit	**$ 348.0**	**2.4%**	$ 530.0	3.9%	$ 466.0	3.8%

Our overall sales increased 5% in 2005 following an increase of 10% in 2004. On a 52-week basis, fiscal 2005 sales increased 4%. The 2005 increase reflects higher sales in our North American operations, partially offset by a decline in the International Division from reduced local currency sales. Changes in foreign exchange rates on annual sales were not significant. The increase from 2003 to 2004 reflects positive impacts from changes in foreign exchange rates and a full year contribution from an International Division acquisition in June 2003, as well as stronger retail sales in North America. Internally, we analyze our international operations in terms of local currency performance to allow focus on operating trends and results.

The change in gross profit as a percentage of sales in 2005 reflects the net effect of operational improvements in the North American Divisions from higher private brand sales and better category management, offset by the effect of a change in mix on sales in North America and declines in gross profit margins in the International Division. Cost of goods sold also includes the negative impact from $19.7 million of inventory-related 2005 Charges.

Total store and warehouse operating and selling expenses as a percentage of sales increased in 2005 and declined in 2004. Current year expenses include $108.7 million of 2005 Charges. Expenses that were similar in nature to the 2005 Charges which

Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

were recognized in prior years have been isolated for comparative purposes. Amounts recognized in 2004 totaled approximately $39.3 million and $29.8 million was recognized in 2003. After considering those charges, other store and warehouse operating and selling expenses as a percent of sales declined for both North American Retail and North American Business Solutions Divisions in 2005 and 2004 from operational efficiencies and sales leverage. These reductions in 2005 also reflect the success we have realized in improving our advertising cost effectiveness throughout 2005, as well as leverage from the 53rd week of sales.

Effective with the beginning of the third quarter of 2005, we adopted Statement of Financial Accounting Standards No. 123 (R) ("FAS 123R") using the modified prospective method. Under this method, the unvested portions of previously granted share-based payments, as well as the fair value of awards granted after adoption are included in operating expenses over the appropriate service period. We have decided to use the Black-Scholes model to estimate the fair value of our stock options, unless additional information becomes available in the future that indicates another model would be more appropriate for us, or if grants issued in future periods have characteristics that cannot be reasonably estimated using this model.

In the first quarter of 2005, we changed the composition of employee grants to include a mix of restricted stock awards and stock options. Amortization of the fair value of the restricted stock has been included in our results since the grant date. Certain restricted stock and previously-granted stock options had features that caused their accelerated vesting during the second half of 2005, resulting in added expense of approximately $13.6 million. Beyond this acceleration, and the base cost of restricted stock, the incremental impact from expensing stock options and our employee stock purchase plan totaled approximately $5.0 million for the third quarter and $5.6 million for the fourth quarter of 2005. Similar amounts are expected to be expensed in each of the quarters of 2006 relating to existing stock options. However, we may change these employee programs in future periods, and subsequent year impacts may be different.

The table above provides a subtotal for Division operating profit. Our management uses this financial measure of performance internally to assess the operations of each Division, and we believe it is useful to investors because it reflects each Division's direct activity. Historically, we have not allocated our general and administrative ("G&A") expenses to our divisions. We have been analyzing and developing methods to allocate G&A and refine other existing allocations and line item classifications. We r implement this revised process in the first quarter of fiscal y 2006. These revised allocations may impact individual line ite and prior period results would then be reclassified for meanin comparison. Other companies may charge more or less of tl G&A expenses to their divisions, and our results therefore r not be comparable to similarly titled measures used by so other entities. Our measure of Division operating profit should be considered as an alternative to operating income or net ea ings determined in accordance with accounting principles ger ally accepted in the United States of America ("GAAP"). The ta above reconciles Division operating profit to operating profit de mined in accordance with GAAP.

Discussion of other income and expense items, including the 2(Charges and changes in interest and taxes follows our reviev the operating segments.

NORTH AMERICAN RETAIL DIVISION

(Dollars in millions)	**2005**	2004	2003
Sales	**$6,510.2**	$5,940.7	$5,650.
% change	**10%**	5%	(
Division operating profit	**$ 318.9**	$ 388.3	$ 311.
% of sales	**4.9%**	6.6%	5.

The 2005 Division operating profit of $318.9 million inclu $162.1 million of the 2005 Charges discussed below. Asset imp ments, closed store costs and lease adjustments recognize prior periods that were similar in nature to the 2005 Char totaled $14.8 million in 2004 and $29.8 million in 2003. We re larly review actual and projected store performance and rec identified asset impairment charges as a component of store warehouse operating expenses.

Total sales in the Division increased 10% in 2005 over the p year and 8% on a 52-week basis. This follows a 5% increas 2004 compared to 2003. Fifty-two week comparable sale 2005 from the 945 stores that were open for more than one y increased 3%, and ended the year with 5% comp sales in fourth quarter. In 2004, comp sales from the 892 stores that w open for at least one year increased 3%. The increasing s trend reflects effective merchandising and marketing effo During 2005, we improved the effectiveness of our inse became the official office supply partner of NASCAR® and cor ued to enroll customers in our Advantage loyalty program.

After considering the impact of the 2005 Charges, overall gr margins were higher in 2005 compared to the prior year f various merchandising initiatives. We have expanded our selection of private brands which has had a positive impact on gross margins and we expect to continue developing additional product offerings.

We continue to identify ways to lower our cost structure with a range of initiatives from lowering our energy costs with more efficient lighting and adjusting our payroll model, to enhancing the effectiveness of our advertising spend.

During 2005, we opened 100 stores using the M2 design. This follows the opening of 80 stores in 2004 and 36 stores in 2003. We anticipate opening at least 100 stores during 2006.

NORTH AMERICAN BUSINESS SOLUTIONS DIVISION

(Dollars in millions)	**2005**	2004	2003
Sales	**$4,300.8**	$4,045.5	$3,965.3
% change	**6%**	2%	1%
Division operating profit	**$ 406.4**	$ 399.5	$ 387.9
% of sales	**9.4%**	9.9%	9.8%

The 2005 Division operating profit of $406.4 million includes $62.1 million of the 2005 Charges discussed below. An additional $14.8 million to complete these projects is expected to be recognized in future periods. Also as part of the 2005 Charges, we identified supply chain network optimization activities that will result in closing some facilities and opening others. The total costs for these activities are estimated to be $16.4 million over the years 2006 through 2008 and will be recognized as plans are implemented and the related accounting recognition criteria are met. In 2004, we decided to consolidate our call centers from 13 locations to three and outsource certain activities. We recognized $3.6 million of severance and other exit-related costs from this and related activities.

Sales in our North American Business Solutions Division increased 6% in 2005, or 5% on a 52-week basis, and 2% in 2004. Sales in our contract channel increased in both 2005 and 2004 from an added sales force and changes in account management. The increase in 2005 reflects broad-based revenue growth, while the increase in 2004 sales was highest in the national accounts. During 2005, we began offering a combined catalog to the previously separate Office Depot and Viking catalog customers. After considering the impact of certain 2005 Charges, gross margin declined slightly in 2005 reflecting some shift in the mix of customers.

During 2004, we reorganized our sales force and decided to consolidate our call centers and outsource certain activities; that process was completed in the third quarter of 2005 and we have begun to see some of the anticipated benefits.

Our supply chain costs as a percent of sales benefited from operational efficiency initiatives, as well as from sales leverage. During 2005, our lower delivery expenses were partially offset by higher fuel costs.

INTERNATIONAL DIVISION

(Dollars in millions)	**2005**	2004	2003
Sales	**$3,470.9**	$3,580.8	$2,746.5
% change	**(3)%**	30%	67%
Division operating profit	**$ 313.4**	$ 431.4	$ 369.3
% of sales	**9.0%**	12.1%	13.4%

The 2005 Division operating profit of $313.4 million includes $37.7 million related to the 2005 Charges. As discussed below, the International Division anticipates an additional $84.4 million of expenses to be recognized over the three years 2006 through 2008 from function consolidations and warehouse optimization. Division operating profit in 2004 includes approximately $21.0 million of expenses similar in nature to the 2005 Charges.

Sales in our International Division declined 3% in 2005 (4% on a 52-week basis) after increasing 30% in 2004 and 67% in 2003. In local currencies, sales decreased 3% in 2005, and grew 21% in 2004 and 52% in 2003, with those increases primarily reflecting our European acquisition in mid-year 2003 and foreign currency impacts. The trend in sales reflects competitive pressures in both the contract and catalog channels and challenging economic conditions in many countries in which we do business. As part of certain initiatives associated with the 2005 Charges and other activities, we closed the contract business in one country, as well as 14 retail stores, contributing to the sales decline.

Gross profit as a percentage of sales decreased in both 2005 and 2004, reflecting competitive pressures in important product categories across channels, and in 2004 a higher mix of lower margin contract sales from a mid-2003 acquisition. In 2003 and 2004, the decrease in gross margin has been partially offset by lower net product costs achieved with higher volume sales.

For U.S. reporting, the International Division's sales are translated into U.S. dollars at average exchange rates experienced during the year. The Division's sales were negatively impacted by foreign currency exchange rates in 2005 by $2.5 million, and were positively impacted in 2004 by $268.7 million and in 2003 by $253.2 million. Division operating profit was also negatively impacted from foreign exchange rates by $1.4 million in 2005, and benefited by $36.8 million in 2004 and by $32.7 million during 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

CORPORATE AND OTHER

General and Administrative Expenses

(Dollars in millions)	**2005**	2004	2003
General and administrative expenses	**$666.6**	$665.8	$578.8
Percentage of sales	**4.7%**	4.9%	4.7%

Fiscal year 2005 general and administrative ("G&A") expenses include approximately $20.2 million of 2005 Charges, while 2004 included approximately $21.9 million of executive and staff severance, dispute resolutions, loss on disposal of property and lease termination costs associated with property used in G&A functions. After considering these charges, the remaining change in total G&A expenses in 2005 compared to 2004 reflects the positive impacts of various cost control measures such as lowering professional fees and consolidating functions, partially offset by increases from adoption of FAS 123R and acceleration of certain variable pay and restricted stock awards earned in 2005. The increase from 2003 to 2004 reflects a full year of G&A expenses following a European acquisition in mid-2003, as well as the impact of translating all international G&A expenses at higher exchange rates.

Historically, we have not allocated our G&A expenses to our divisions. We have been analyzing and developing methods to allocate G&A and refine other existing allocations and line item classifications. We may implement this revised process in the first quarter of fiscal year 2006. These revised allocations may impact individual line items and prior period results would then be reclassified for meaningful comparison. The comments above describe how our management has historically presented our G&A expenses. Other companies may charge more or less G&A expenses and other costs to their segments, and our results therefore may not be comparable to similarly titled measures used by other entities.

Other Operating Expenses

Other operating expenses include pre-opening expenses and, in 2003, acquisition integration costs. Pre-opening expenses consist of personnel, property and advertising expenses incurred in opening or relocating stores and customer service centers ("CSCs"). On a world-wide basis, we opened or relocated 112 stores in 2005, 103 in 2004, and 64 in 2003.

In 2003, we incurred approximately $17.7 million of non-capitalizable integration costs in connection with our European acquisition in June 2003. These costs primarily related to professional consulting fees for assistance with integration, management, internal communications plans, and human resource aspects of the acquisition.

Other Income and Expense

(Dollars in millions)	**2005**	2004	20
Interest income	**$22.2**	$20.0	$1
Interest expense	**(32.4)**	(61.1)	(5)
Loss on extinguishment of debt	**—**	(45.4)	
Miscellaneous income, net	**23.6**	17.7	1

Interest income increased in 2005 from modestly higher inter rates and in 2004 from higher average cash and cash equival balances and higher interest-based investment yields.

The decrease in interest expense in 2005 reflects a reduction interest requirements following the favorable settlement of varic tax claims, as well as the impact of our redemption in Decemt 2004 of the entire issue of the $250 million senior subordinat notes. The net loss on extinguishment of debt of $45.4 milli included the make whole payment, write off of deferred issuan costs, and recognition of a previously deferred gain related to interest rate swap. Interest expense increased in 2004 reflecti a full year of interest on the $400 million in senior notes that we issued in August 2003 at an effective interest rate of 5.87 essentially a full year of interest on the $250 million in seni subordinated notes with an effective interest rate of 8.7%, a f year of interest on approximately $100 million outstanding und our revolving credit facility, as well as interest expense c capital leases.

Our net miscellaneous income (expense) consists of equity in th earnings of our joint venture investments, royalty and franchis income, and realized gains and impairments of other investment Our equity-method investments are non-controlling interests i office supply selling operations outside North America, generall operating under the Office Depot brand name. Earnings fror these investments increased $7.2 million in 2005 and $4.3 millio in 2004. We continue to look for ways to expand our presenc overseas and may enter into additional ventures or increase ou investment in existing positions which could result in addition entities being consolidated in future periods. Miscellaneou income, net in 2003 also included recognition of approximatel $11.8 million of net foreign currency gains, primarily resulting fron holding euro investments in anticipation of a European acquisitioı in June 2003.

Income Taxes

(Dollars in millions)	**2005**	2004	2003
Income Taxes	**$87.7**	$125.7	$141.5
Effective income tax rate*	**24%**	27%	32%

**Income Taxes as a percentage of earnings from continuing operations before income taxes.*

The effective income tax rates in both 2005 and 2004 reflect significant period factors. During 2005, we closed certain worldwide tax audits and adjusted provisions for uncertain tax positions. We also adjusted certain valuation allowances based on our current assessment of realization of the related deferred tax assets. This decrease was partially offset by additional tax expense from completing our plans to repatriate additional foreign earnings.

During 2004, we recognized tax expense related to our preliminary assessment of foreign earnings to be repatriated in 2005 under the provisions of the American Jobs Creation Act. We also recognized tax benefits from reducing existing valuation allowances on deferred tax assets, from audit settlements and from the release of previously recorded accruals for uncertain tax positions based on changes in the facts and circumstances.

The effective tax rate in future periods can be affected by variability in our mix of income, the tax rates in various jurisdictions, changes in the rules related to accounting for income taxes, outcomes from tax audits that regularly are in process and our assessment of the need of accruals for uncertain tax positions, and therefore may be higher or lower than it has been over the past three years.

Asset Impairments, Exit Costs and Other Charges

During the third quarter of 2005, we announced a number of material charges relating to asset impairments, exit costs and other operating decisions (the "2005 Charges"). This announcement followed a wide-ranging assessment of assets and commitments which began in the second quarter of 2005. We anticipated at that time the pre-tax charges would total about $320 million over a multi-year period and indicated that the review in the International Division would continue. Our current assessment is that charges associated with these worldwide activities will total a higher amount of approximately $405.6 million. Of this amount, $282.1 million was recognized in 2005 and $51.7 million is estimated to be recognized in 2006, $51.6 million in 2007 and $20.2 million in 2008. The increase from our third quarter estimate primarily results from the International Division's assessment of its operations and facilities and the decision to phase out the Guilbert brand in Europe. Based on their review, projects were identified relating to process changes ranging from reorganizing and centralizing certain functions to reducing or outsourcing others. Incremental expenses of $12.7 million related to these additional projects were recognized in the fourth quarter of 2005. Further, the International Division's assessment of future distribution network optimization activities was completed and $20.6 million of additional expenses from anticipated closures were identified which are now anticipated to be incurred in future periods. The cost of these new projects, as well as the revised estimates, is included in the aggregate future year estimates above. The expenses associated with our future projects will be recognized as the individual plans are implemented and the related accounting recognition criteria are met. As with any estimate, the amounts may change when expenses are incurred. Certain of these decisions about future activities also have impacted 2005 results by $0.6 million from accelerated depreciation and similar charges.

A summary of the 2005 Charges and the line item presentation of these amounts in our accompanying Consolidated Statement of Earnings is as follows.

(Dollars in millions)	2005 Amounts
Cost of goods sold and occupancy costs	$ 19.7
Store and warehouse operating and selling expenses	108.7
Asset impairments	133.5
General and administrative expenses	20.2
Total pre-tax 2005 Charges	282.1
Income tax effect	(96.8)
After-tax impact	$185.3
Per share impact	$ 0.59

Of the total 2005 Charges, approximately $42.2 million is expected to require cash outlay over one business cycle. An additional $34.3 million, primarily relating to longer-term lease obligations, will require cash as these obligations are liquidated over multi-year lease terms, and approximately $205.6 million is non-cash. Charges expected to be recognized in future periods include costs to close facilities and related non-vesting severance that cannot be recognized currently, as well as accelerated depreciation and amortization relating to the replacement of assets earlier than previously expected.

Significant asset impairments

In March 2004, we announced the acquisition from Toys "R" Us, Inc. of 124 former Kids "R" Us ("KRU") retail store locations for $197 million plus the assumption of lease obligations. We indicated our intention at the time this acquisition was announced to open approximately 50 of these locations as Office Depot retail stores and to dispose of the remainder of the acquired properties. Following the acquisition, we recorded all properties planned to be disposed of at their estimated fair value, less costs to sell. Through the end of 2005, we have opened 50 stores, closed one and disposed of all but 13 of the remaining properties.

We measure cash flows at the individual store level in assessing the recoverability of store location related assets. With new store openings, we monitor performance and cash flows and, if early

Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

performance is falling below expectations, changes to operations are put in place in an attempt to improve results. The early performance of many of the KRU stores indicated that some adjustments were appropriate and we modified merchandising and marketing programs with the goal of reaching a broader base of business customers and increasing the core office supply sales.

Even after implementing these changes, however, it became apparent that these stores would likely continue to experience operating losses and negative cash flows and were performing well below our projections. Having made this determination, we calculated that an $82.8 million impairment charge was required to reduce the carrying value of those stores to their estimated fair value. Certain stores in the KRU acquisition are meeting original expectations and no impairment has been recorded for these stores.

During 2005 we also recognized a $41.2 million impairment charge relating to our Tech Depot subsidiary (originally acquired as 4Sure.com). This unit operates as a stand-alone web-based complement to our offering of online technology products and services. As market conditions have changed for technology products we have shifted the emphasis of this subsidiary away from its original business-to-consumer focus to instead target the business-to-business customer.

We changed the leadership over this entity and decided to redeploy resources to other higher-margin parts of the North American Business Solutions Division. This decision to change the business model resulted in lower sales expectations for the balance of 2005 and for future periods. Revised cash flow projections indicated that the estimated fair value of Tech Depot was less than its carrying value and, as a result, the goodwill and other intangible assets were written down to estimated fair value.

Our International Division's assessment of asset utilization continued into the fourth quarter of 2005. An estimated fair value based on the useful life of the Guilbert trade name had been determined at acquisition assuming its continued long-term use. The business review conducted in the fourth quarter concluded that migrating customers to the Office Depot brand name and away from the Guilbert brand would be beneficial. Accordingly, the estimated useful life of the trade name was changed to coincide with our estimate of a one-year migration period. This change in estimated life resulted in an impairment charge of $9.5 million being recognized in 2005. The remaining asset value will be amortized as an operating expense over the estimated use period.

The KRU, Tech Depot and trade name impairment charges combined in the Consolidated Statement of Earnings on the item titled "Asset impairments." Following the fourth quarter rev of goodwill and intangible assets in 2004, we recognized a go will impairment charge of $11.5 million related to our investmer Japan. That 2004 amount has been reclassified out of store warehouse operating and selling expenses to this line for cc parative purposes.

In addition to these significant asset impairment charges, we a recognized significant charges related to exit and other activiti The total exit and other charges recorded in 2005 and anticipa for future periods will be discussed below, as well as where 2005 Charges appear in the Consolidated Statement of Earnin

Exit activities

- We regularly review store performance and future prospects a close under-performing locations. As part of this review, t North American Retail Division decided to close 16 stores. T costs of these exit-related activities totaled approximately $2 million. The charges include $0.5 million of inventory clearan included in cost of goods sold, and the following items includ in store and warehouse operating and selling expenses: $5 million of asset write offs, $0.3 million of severance-related co and $23.2 million to record the liability for estimated future lea obligations, net of anticipated sublease income. All closure act ity was completed by the end of 2005.
- The North American Business Solutions Division has decided combine two catalog offerings into one Office Depot catalog. recent years, the distinction between the Company's two sep rate catalog offerings in the United States—Office Depot a Viking—has become less clear to consumers. The intern migration of Viking to Office Depot catalogs was largely cor pleted during 2005. As part of this consolidation, we will no lo ger separately market the Viking brand in the United States ar will dispose of Viking-unique inventory, eliminating the need f two warehouses. Those warehouses stopped shipping mercha dise by the end of 2005 and customer fulfillment has bee absorbed within existing facilities. To improve efficiency an effectiveness in the Division, we are also reorganizing certai warehouse staffing functions and relocating certain sales office to available space in retail locations. These activities are in pro cess and should be complete by the second quarter of 200 The charges associated with exit and consolidation activities i the North American Business Solutions Division include som

changes in estimates as well as other consolidation opportunities. The cost is now estimated to be approximately $29.1 million, with $17.4 million recognized in 2005 and $11.7 million expected in 2006. Of the $17.4 million recognized in 2005, $6.6 million related to inventory clearance and disposal and is included in cost of goods sold. The following items are included in store and warehouse operating and selling expenses: $2.4 million of severance, $1.8 million for a lease termination, and $6.1 million of accelerated depreciation and amortization, asset write offs and other costs. An additional $0.5 million of severance is included in G&A expenses. The future period charges are largely accelerated depreciation and amortization over the assets' continued use period, severance accruals and other exit costs. It should be noted that the Company presently has no plans to consolidate the Viking and Office Depot brands in Europe where the Viking brand enjoys a large and loyal customer following.

- The International Division's current plan is to close 9 retail stores and one warehouse, consolidate certain call center facilities and consolidate certain contract operations. Seven of the stores and the warehouse were closed by the end of 2005 and the remainder are expected to close in 2006. The International Division's assessment of efficiency opportunities has identified further function consolidation, closures and outsourcing steps needed to improve operations. With the intent of further integrating and consolidating European operations, certain management and functional positions have been eliminated or are in the process of being restructured. The expected costs of these closure, relocation and exit activities total approximately $65.1 million, of which $25.4 million was recognized 2005, $23.8 million is anticipated in 2006, $11.9 million in 2007 and $4.0 million in 2008. Of the 2005 Charges, $0.4 million related to inventory clearance and disposal and is included in cost of goods sold, and the following amounts are included in store and warehouse operating and selling expenses: $13.7 million relates to asset write offs, $4.8 million for severance and $3.5 million for lease obligations and other costs. Severance of $3.0 million is included in G&A expenses. The anticipated future charges include additional depreciation, recognition of lease obligations following the facility's use period, severance and other exit costs.

Other charges

- We regularly review surplus properties which remain from prior period exit activities. The review assesses the current marketability and sublease income estimates of each of the locations. During 2005, we reached agreement to terminate many existing surplus property leases. We will continue to identify possible terminations at terms economic to the company. In addition, for some of the properties in the portfolio not terminated, we recognized a charge to adjust estimates to current marketability and sublease assumptions. The 2005 charge for lease adjustments included in store and warehouse operating and selling expenses totaled $28.4 million, including $16.4 million for terminations. We will continue to seek terminations of surplus property leases on terms that are considered beneficial.
- Charges for other asset write downs, impairments, and accelerated depreciation and amortization of approximately $43.1 million were identified. Of this amount, $28.8 million was recorded in 2005 with $11.3 million recorded in G&A expenses and $17.5 million recorded in store and warehouse operating and selling expense. We expect to record $9.2 million in 2006 and $4.9 million in 2007. The current period charge primarily reflects the write off of computer software and hardware and other assets that have been taken out of service and store asset impairments of $3.4 million recognized based on our analysis of locations other than the KRU properties discussed above.
- All other items totaled approximately $22.1 million, of which $18.8 million was recorded in 2005. The primary impact was $12.2 million related to accelerated inventory clearance activity in preparation of implementation of a new inventory management system, as well as anticipated elimination of certain inventory lines in Europe. The impact of clearance and valuation of this inventory is included in cost of goods sold. The remainder primarily relates to cancellation of certain long-term advertising and other commitments; $5.4 million is included in G&A expenses and $1.2 million is included in store and warehouse operating and selling expenses. We expect to record approximately $3.3 million for similar items in 2006.

Future period actions

In addition to the exit-related charges recognized in 2005, we anticipate closing or relocating other warehouses and distribution centers in both the North American Business Solutions Division and the International Division during fiscal years 2006 through 2008. The costs associated with these activities will be recognized in future periods as incurred.

A summary of charges by Division follows.

(Dollars in millions)	2005 Charges	Estimated 2006	2007	2008	Tot Cha
North American Retail Division					
Exit costs	**$ 29.3**	$ —	$ —	$ —	$ 2
KRU impairment	**82.8**	—	—	—	8
Other charges	**50.0**	—	—	—	5
Total Division	**162.1**	—	—	—	16
North American Business Solutions Division					
Exit costs (excluding G&A)	**16.9**	11.7	—	—	2
Tech Depot impairment	**41.2**	—	—	—	41
Other charges	**3.5**	1.7	1.2	0.2	[illegible]
Future network optimization	**0.5**	1.0	5.7	9.7	1
Total Division	**62.1**	14.4	6.9	9.9	9
International Division					
Exit costs (excluding G&A)	**22.4**	23.8	11.9	4.0	62
Asset impairment	**9.5**	—	—	—	9
Other charges	**5.7**	4.4	0.4	—	10
Future network optimization	**0.1**	4.6	29.0	6.3	40
Total Division	**37.7**	32.8	41.3	10.3	122
Total G&A	**20.2**	4.5	3.4	—	28.
Total pre-tax charges	**$282.1**	$51.7	$51.6	$20.2	$405.

These current and future charges are significant amounts and represent asset impairments, as well as costs incurred to facilitate organizational changes we believe important to satisfying our customer needs and strengthening our competitive position. While they are appropriately included in our operating results, management also evaluates the results that are closely tied to current transactions and activities.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

We have consistently satisfied operating liquidity needs and planned capital expenditure programs through our normal conversion of sales to cash. Over the three years ended in 2005, we generated approximately $1.9 billion of cash flows from operating activities. At December 31, 2005, we had over $600.0 million available under our revolving credit facility. Our cash generating capability, along with our available credit, should satisfy our operating demands and support our current growth plans. We anticipate additional investment in our existing businesses throug store openings and delivery network improvements and we w look outside the company for additional growth opportunities, a well as consider additional share repurchases. We anticipat opening at least 100 new stores during 2006 and remodeling a least 60 existing locations.

Our existing credit agreement is a $750 million unsecured multi currency revolving credit facility, which includes up to $350 millio available for standby and trade letters of credit. This facility i available through April 2010. Upon mutual agreement, the maxi mum borrowing may be increased to $900 million. The agreemen provides borrowings up to the total amount in U.S. dollars, Britisl pounds, euro, or yen. We may elect interest periods of one, two three, six, nine or twelve months. Interest is based on the Londor Interbank Offering Rate ("LIBOR"), or a yen-based-LIBOR as appropriate, plus a spread determined at the time of usage. Basec on our current credit ratings, borrowings include a spread o 0.475%. The effective interest rate on yen borrowings at the enc of 2005 was 0.538%. At December 31, 2005, we had approximately $600.0 million of available credit under our revolving credit facility that includes coverage of $75.6 million of outstanding letters of credit. We had an additional $25.6 million of letters of credit outstanding under a separate trade agreement.

We are in compliance with all restrictive covenants included in our debt agreements.

We continually review our financing options. Although we currently anticipate that we will fund our 2006 operations, expansion and other activities through cash on hand, funds generated from operations, property and equipment leases and funds available under our credit facilities, we may consider alternative financing as appropriate for market conditions.

We have never paid a cash dividend on our common stock. While our board of directors regularly assesses our dividend policy, there are no current plans to declare a dividend.

Cash provided by (used in) our operating, investing and financing activities is summarized as follows:

(Dollars in millions)	**2005**	2004	2003
Operating activities	**$ 635.9**	$ 645.9	$ 656.3
Investing activities	**(52.2)**	(426.6)	(1,184.4)
Financing activities	**(630.7)**	(256.5)	388.9

Operating Activities

The change in cash flow from operating activities during 2005 reflects increased contribution from the core business, after considering non-cash elements of the 2005 Charges and non-cash equity compensation, offset by the reduction of trade payables and payment of taxes. Additionally, with the adoption of FAS 123R, the presentation of tax benefits received from the exercise of stock options in excess of the tax benefit on their estimated fair value has changed from a component of operating activities to a component of financing activities in the statement of cash flows for 2005. Operating cash flow in 2004 includes the impact of higher accounts receivable balances from increased fourth quarter sales compared to 2003, as well as an increase in receivables from vendors. The higher volume of purchases finalized at the end of the year, along with the increase in promotional activity contributed to the increase in receivables from our vendors compared to 2003.

Investing Activities

During 2005, we invested $260.8 million in capital expenditures. This activity includes the opening, relocating and remodeling of retail stores in North America, as well as warehouse, logistics and infrastructure improvements in the International Division. The 2004 capital expenditures in North America include $90.6 million to acquire retail store locations in an asset purchase transaction. We also acquired retail stores in Hungary that had operated as Office Depot stores under a licensing agreement in that country.

Investing activities for 2003 include approximately $919 million for payments made in connection with our European acquisition, net of cash acquired. See Note M to our Consolidated Financial Statements for additional discussion of the purchase transaction. Investing activities in 2004 and 2003 also include $55 million and $100 million, respectively, invested in a mutual fund that primarily invests in U.S. Government agency obligations. Those funds were liquidated in 2005, resulting in a net increase of approximately $160 million to cash and cash equivalents.

Financing Activities

The Office Depot board of directors has authorized open market purchases of the company's common stock under various repurchase plans that were in effect during the three years 2003 through 2005. Under the approved plans, we purchased 29.8 million shares in 2005 at a cost of $815.2 million; 4.0 million shares in 2004 at a cost of $65.6 million; and 3.2 million shares in 2003 at a cost of $50.1 million. The 2005 purchases completed the $500 million common stock repurchase plan authorized in September 2004 and has used $330.4 million of a $500 million common stock repurchase plan approved in October 2005. Proceeds from issuance of common stock under our employee related plans were $175.9 million in 2005, $70.6 million in 2004 and $46.7 million in 2003.

In December 2004, we redeemed the entire issue of our $250 million senior subordinated notes, pursuant to the optional redemption provisions of the subordinated notes indenture. The payment of approximately $302 million included the principal, accrued interest to the termination date, and contractual interest, discounted at the appropriate U.S. Treasury rate plus 50 basis points.

In August 2003, we issued $400 million of senior notes due August 2013. Simultaneous with completing the offering, we liquidated a treasury rate lock. The proceeds are being amortized over the term of the notes, reducing the effective interest rate to 5.87%.

Contractual Obligations

The following table summarizes our contractual cash obligations at December 31, 2005, and the effect such obligations are expected have on liquidity and cash flow in future periods:

(Dollars in millions)

	Payments due by Period				
Contractual Obligations	Total	Less than 1 year	1–3 years	4–5 years	After years
Long-term debt obligations[1]	$ 675.9	$ 25.4	$ 50.7	$124.8	$ 475
Capital lease obligations[2]	150.6	16.2	21.8	17.6	95
Operating leases[3]	3,725.3	416.3	705.1	604.3	1,999
Purchase obligations[4]	93.5	51.8	36.5	5.0	0
Other long-term liabilities[5]	—	—	—	—	.
Total contractual cash obligations	$4,645.3	$509.7	$814.1	$751.7	$2,569

(1) Long-term debt obligations include our $400 million senior notes and borrowings under our revolving credit facility, excluding any related discount. Amoun include contractual interest payments (using the interest rate as of December 31, 2005 for the revolving credit facility). Amounts due under our revolving crec facility have been classified according to its scheduled maturity in April 2010; however, we may refinance this borrowing under a future credit facility.

(2) The present value of these obligations are included on our Consolidated Balance Sheets. See Note E of the Notes to Consolidated Financial Statements f additional information about our capital lease obligations.

(3) Our operating lease obligations are described in Note G of the Notes to Consolidated Financial Statements.

(4) Purchase obligations include all commitments to purchase goods or services of either a fixed or minimum quantity that are enforceable and legally binding on u that meet any of the following criteria: (1) they are non-cancelable, (2) we would incur a penalty if the agreement were cancelled, or (3) we must make specifie minimum payments even if we do not take delivery of the contracted products or services. If the obligation is non-cancelable, the entire value of the contract i included in the table. If the obligation is cancelable, but we would incur a penalty if cancelled, the dollar amount of the penalty is included as a purchase oblige tion. If we can unilaterally terminate the agreement simply by providing a certain number of days notice or by paying a termination fee, we have included th amount of the termination fee or the amount that would be paid over the "notice period." As of December 31, 2005, purchase obligations include television, radi and newspaper advertising, sports sponsorship commitments, telephone services, and software licenses and service and maintenance contracts for informatio technology. Contracts that can be unilaterally terminated without a penalty have not been included.

(5) Our Consolidated Balance Sheet as of December 31, 2005 includes $321.5 million classified as "Deferred income taxes and other long-term liabilities." Thi caption primarily consists of our net long-term deferred income taxes, the unfunded portion of our pension plans, deferred lease credits, and liabilities under ou deferred compensation plans. These liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. Se Note F of the Notes to Consolidated Financial Statements for additional information regarding our deferred tax positions and Note H for a discussion of ou employee benefit plans, including the pension plans and the deferred compensation plan.

In addition to the above, we have letters of credit totaling $101.5 million outstanding at the end of the year, and we have recourse for private label credit card receivables transferred to a third party. We record a fair value estimate for losses on these receivables in our financial statements. The total outstanding amount transferred to a third party at the end of the year was approximately $238.6 million.

We have no other off-balance sheet arrangements other than those disclosed on the previous Contractual Obligations and table.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of these statements requires management to make judgments and estimates. Some accounting policies have a significant impact on amounts reported in these financial statements. A summary of significant accounting policies can be found in Note A in the Notes to Consolidated Financial Statements. We have also identified certain accounting policies that we consider critical to understanding our business and our results of operations and we have provided below additional information on those policies.

Vendor arrangements—Each year, we enter into purchase arrangements with many of our vendors that provide for those vendors to make payments to us if and when certain conditions are met. These arrangements are generally referred to as "vendor programs," and typically fall into two broad categories, with some underlying sub-categories. The largest category is volume-based rebates. Generally, our product costs per unit decline as higher volumes of purchases are reached. Many of our vendor agreements provide that we pay higher per unit costs prior to reaching a predetermined milestone, at which time the vendor rebates the per unit differential on past purchases, and also applies the lower cost to future purchases until the next milestone is reached. Current accounting rules provide that companies with a sound basis for estimating their full year purchases, and therefore the ultimate rebate level, can use that estimate to value inventory and cost of goods sold throughout the year. We believe our history of purchases with many vendors provides us with a sound basis for our estimates.

If the anticipated volume of purchases is not reached, however, or if we form the belief in any given point in the year that it is not likely to be reached, cost of goods sold and the remaining inventory balances are adjusted to reflect that change in our outlook. We review sales projections and related purchases against vendor program estimates at least quarterly and adjust these balances accordingly. While vendor rebates are recognized throughout the year based on judgment and estimates, the final amounts due from vendors are generally known soon after year-end. Substantially all vendor program receivables outstanding at the end of the year are collected within the three months immediately following year-end. We believe that our historic collection rates of these receivables provide a sound basis for our estimates of anticipated vendor payments throughout the year.

We also have arrangements with our vendors that are event-based. These arrangements can take many forms, but two primary types cover (i) reimbursement for our advertising (sometimes referred to as "cooperative" or "co-op" advertising) and (ii) specific promotional activities. These advertising arrangements are classified as a reduction of product costs, reducing costs of goods sold and inventory.

Event-based arrangements include special pricing offered by certain of our vendors for a limited time, payments for special placement or promotion of a product, reimbursement of costs incurred to launch a vendor's product, and various other special programs. These payments are classified as a reduction of costs of goods sold or inventory, as appropriate for the program. Additionally, we receive payments from vendors for certain of our activities that lower the vendors' cost to ship their product. Such receipts are recognized as a reduction of our cost of goods sold.

Agreements reached with vendors generally cover one year, but vendor program and cooperative advertising arrangements can change between years. These arrangements can be influenced by increases or reductions in inventory purchases compared to company plans and programs offered by the vendors. While there are long-standing volume and pricing conventions in the office products industry, such program arrangements are regularly renegotiated, and as such, are subject to change. If these vendor program arrangements were materially less beneficial, we could either increase the selling price of the vendor's product, which may impact sales volume, or experience a decline in profitability.

Inventory valuation—Our selling model is predicated on the breadth and availability of our product assortment, and our profitability is dependent on high inventory turnover rates. We monitor inventory on hand by location, particularly as it relates to trailing and projected sales trends. When slow moving inventory is identified, or we decide to discontinue merchandise, we review for estimated recoverability and, if necessary, record a charge to reduce the carrying value to our assessment of the lower of cost or market. This assessment is based on the quality of the merchandise, the rate of sale, and our assessment of market conditions. Additional cost adjustments and sales markdowns will be taken as considered appropriate until the product is sold or otherwise disposed. Estimates and judgments are required in determining what items to stock and at what level, and what items to discontinue and how to value them prior to sale.

Intangible asset testing—Absent any circumstances that warrant testing at another time, we test for goodwill and non-amortizing intangible asset impairment as part of our year-end closing process.

Our goodwill testing consists of comparing the estimated fair values of each of our reporting units to their carrying amounts, including recorded goodwill. We estimate the fair values of each of our reporting units by discounting their projected future cash flows. Our projections are based on the budget for the succeeding year and multi-year forecasts. Developing these future cash flow projections requires us to make significant assumptions and estimates regarding the sales, gross margin and operating expenses of our reporting units, as well as economic conditions and the impact of planned business or operational strategies. Should future results or economic events cause a change in our projected cash flows, or should our operating plans or business model change, future determinations of fair value may not support the carrying amount of one or more of our reporting units, and the related goodwill would need to be written down to an amount considered recoverable. Any such write down would be included in the operating expenses of the business unit. Because of changes in circumstances that occurred in 2005, we tested for goodwill impairment at our Tech Depot subsidiary at that time and recorded an impairment charge. We also recognized an impairment charge in 2005 at the time we committed to a phase out plan relating to a previously non-amortizing intangible asset. Additionally, a goodwill impairment charge was recognized in 2004 because the performance of our business in Japan did not meet the assumptions used in the prior year's testing of goodwill. While we make reasoned estimates of future performance, actual results below these expectations, or changes in business direction can result in additional impairment charges in future periods.

Closed store reserves and asset impairments—We assess on a regular basis the performance of each retail store against historic patterns and projections of future profitability. These assessments are based on management's estimates for sales growth, gross margin attainments, and cash flow generation. If, as a result of these evaluations, management determines that a store will not achieve certain targets, the decision may be made to close the store. When a store is no longer used for operating purposes, we recognize a liability for the remaining costs related to the property, reduced by an estimate of any sublease income. The calculation

Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

of this liability requires us to make assumptions and to apply judgment regarding the remaining term of the lease (including vacancy period), anticipated sublease income, and costs associated with vacating the premises. With assistance from independent third parties to assess market conditions, we periodically review these judgments and estimates and adjust the liability accordingly. We adjusted the carrying value of some of these obligations as part of the 2005 Charges and similar lease obligation adjustments were recognized in 2003. Future fluctuations in the economy and the market demand for commercial properties could result in material changes in this liability. Costs associated with facility closures are included in store and warehouse operating expenses.

In addition to the decision about whether or not to close a store, store assets are regularly reviewed for recoverability of their carrying amounts. The recoverability assessment requires judgment and estimates of a store's future cash flows. New stores may require years to develop a customer base necessary to achieve expected cash flows and we typically do not test for impairment during this early stage. However, if in subsequent periods, the anticipated cash flows of a store cannot support the carrying amount of the store's assets, an impairment charge is recorded to operations as a component of operating and selling expenses. To the extent that management's estimates of future performance are not realized, future assessments could result in material impairment charges. As discussed above, the 2005 Charges include significant impairment charges.

Income taxes—Income tax accounting requires management to make estimates and apply judgments to events that will be recognized in one period under rules that apply to financial reporting and in a different period in the company's tax returns. In particular, judgment is required when estimating the value of future tax deductions, tax credits, and net operating loss carryforwards (NOLs), as represented by deferred tax assets. When we believe the recovery of all or a portion of a deferred tax asset is not likely, we establish a valuation allowance. Generally, changes in judgments that increase or decrease these valuation allowances impact current earnings. Decreases in valuation allowances associated with NOLs acquired in a business combination reduce goodwill.

In addition to judgments associated with valuation accounts, our current tax provision can be affected by our mix of income and identification or resolution of uncertain tax positions. Because income from domestic and international sources may be taxed at different rates, the shift in mix during a year or over years can cause the effective tax rate to change. We base our rate during the year on our best estimate of an annual effective rate, and update those estimates quarterly.

We file our tax returns based on our best understanding of t appropriate tax rules and regulations. However, complexities the rules and our operations, as well as positions taken public by the taxing authorities may lead us to conclude that accruals f uncertain tax positions are required. We generally maintain accr als for uncertain tax positions until examination of the tax year completed by the taxing authority, available review periods expir or additional facts and circumstances cause us to change o assessment of the appropriate accrual amount. The Financi Accounting Standards Board has been evaluating the accountin for uncertain tax positions and is likely to issue guidance durin 2006 for all companies to follow. We believe our current processe are consistent with accounting principles generally accepted i the United States of America.

SIGNIFICANT TRENDS, DEVELOPMENTS AND UNCERTAINTIES

Over the years, we have seen continued development and growt of competitors in all segments of our business. In particular, mas merchandisers and warehouse clubs, as well as grocery an drugstore chains, have increased their assortment of home offic merchandise, attracting additional back-to-school customers an year-round casual shoppers. We also face competition from othe office supply superstores that compete directly with us in numerous markets. This competition is likely to result in increase competitive pressures on pricing, product selection and services provided. Many of these retail competitors, including discounters, warehouse clubs, and drug stores and grocery chains, carry basic office supply products. Some of them have also begun to feature technology products. Many of them price certain of these offerings lower than we do, but they have not shown an indication of greatly expanding their somewhat limited product offerings at this time. This trend towards a proliferation of retailers offering a limited assortment of office products is a potentially serious trend in our industry.

We have also seen growth in competitors that offer office products over the internet, featuring special purchase incentives and one-time deals (such as closeouts). Through our own successful internet and business-to-business web sites, we believe that we have positioned ourselves competitively in the e-commerce arena.

Another trend in our industry has been consolidation, as competitors in office supply stores and the copy/print channel have been acquired and consolidated into larger, well-capitalized corporations. This trend towards consolidation, coupled with acquisitions by financially strong organizations, is potentially a significant trend in our industry.

We regularly consider these and other competitive factors when we establish both offensive and defensive aspects of our overall business strategy and operating plans.

MARKET SENSITIVE RISKS AND POSITIONS

We have market risk exposure related to interest rates and foreign currency exchange rates. Market risk is measured as the potential negative impact on earnings, cash flows or fair values resulting from a hypothetical change in interest rates or foreign currency exchange rates over the next year. We manage the exposure to market risks at the corporate level. The portfolio of interest-sensitive assets and liabilities is monitored and adjusted to provide liquidity necessary to satisfy anticipated short-term needs. Our risk management policies allow the use of specified financial instruments for hedging purposes only; speculation on interest rates or foreign currency rates is not permitted.

Interest Rate Risk

We are exposed to the impact of interest rate changes on cash equivalents and debt obligations. The impact on cash and short-term investments held at the end of 2005 from a hypothetical 10% decrease in interest rates would be a decrease in interest income of approximately $2.0 million in 2005.

Market risk associated with our debt portfolio is summarized below:

	2005			2004		
(Dollars in thousands)	**Carrying Value**	**Fair Value**	**Risk Sensitivity**	Carrying Value	Fair Value	Risk Sensitivity
$400 million senior notes	**$400,595**	**$417,405**	**$12,725**	$403,771	$433,200	$14,800
Revolving Credit Facility[1]	**$ 64,996**	**$ 64,996**	**$ 325**	$103,068	$103,068	$ 515

(1) Including current maturities.

The risk sensitivity of fixed rate debt reflects the estimated increase in fair value from a 50 basis point decrease in interest rates, calculated on a discounted cash flow basis. The sensitivity of variable rate debt reflects the possible increase in interest expense during the next period from a 50 basis point change in interest rates prevailing at year-end.

In 2004, we entered into a series of interest rate swap agreements to receive fixed and pay floating rates, converting the equivalent of $400 million of this portfolio to variable rate debt through 2013. Those swaps were closed during 2005 and the gain is being amortized over the remaining life of the related debt obligation.

Foreign Exchange Rate Risk

We conduct business in various countries outside the United States where the functional currency of the country is not the U.S. dollar. Our expansion in Europe in recent years increased the proportion of our operations in countries with euro and British pound functional currencies. The weakening of the U.S. dollar compared to other currencies, primarily the euro and British pound, has positively impacted our results during 2004 and 2003 by increasing reported sales and operating profit; however, a strengthening of the U.S. dollar during 2005 adversely impacted our results. We continue to assess our exposure to foreign currency fluctuation against the U.S. dollar. As of December 31, 2005, a 10% change in the applicable foreign exchange rates would result in an increase or decrease in our operating profit of approximately $11 million.

Although operations generally are conducted in the relevant local currency, we are also subject to foreign exchange transaction exposure when our subsidiaries transact business in a currency other than their own functional currency. This exposure arises primarily from a limited amount of inventory purchases in a foreign currency. Foreign exchange forward contracts to hedge certain inventory exposures were $55 million at their highest point during 2005. Also during 2005, we were in the process of assessing the one-time benefits of repatriating cash held in our European subsidiaries. As this analysis was being completed and as cash was moving through various foreign entities, some with different functional currencies, we entered into foreign currency forward transactions to protect against currency movements.

Generally, we view our international businesses internally by focusing on the "local currency" results of the business, and not with regard to the translation into U.S. dollars, as the latter is generally beyond our control.

INFLATION AND SEASONALITY

Although we cannot determine the precise effects of inflation on our business, we do not believe inflation has a material impact on our sales or the results of our operations. We consider our business to be only somewhat seasonal, with sales in our North American Retail Division slightly lower during the second quarter.

NEW ACCOUNTING STANDARDS

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, *Accounting Changes and Error Corrections,*

Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

which replaces APB Opinion No. 20, *Accounting Changes* and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements.* This Standard retained accounting guidance related to changes in estimates, changes in a reporting entity and error corrections. However, changes in accounting principles must be accounted for retrospectively by modifying the financial statements of prior periods unless it is impracticable to do so. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. We do not believe adoption of this Standard will have a material impact on our financial condition, results of operations or cash flows.

In October 2005, the FASB Staff issued Position No. FAS 13-1, *Accounting for Rental Costs Incurred during a Construction Period.* This FSP indicates that rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense and not capitalized to the project. This FSP is applicable to reporting periods beginning after December 15, 2005. We do not believe this FSP will have a material impact on our financial condition, results of operations or cash flows.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the "Act") provides protection from liability in private lawsuits for "forward-looking" statements made by public companies under certain circumstances, provided that the public company discloses with specificity the risk factors that may impact its future results. We want to take advantage of the "safe harbor" provisions of the Act. This Annual Report contains both historical information and other information that you can use to infer future performance. Examples of historical information include our annual financial statemen and the commentary on past performance contained in o MD&A. While we have specifically identified certain informatic as being forward-looking in the context of its presentation, w caution you that, with the exception of information that is histoi cal, all the information contained in this Annual Report should b considered to be "forward-looking statements" as referred to i the Act. Without limiting the generality of the preceding sentence any time we use the words "estimate," "project," "intend," "expect "believe," "anticipate," "continue" and similar expressions, w intend to clearly express that the information deals with possibl future events and is forward-looking in nature. Certain informatio in our MD&A is clearly forward-looking in nature, and without lim iting the generality of the preceding cautionary statements, w specifically advise you to consider all of our MD&A in the light c the cautionary statements set forth herein.

Forward-looking information involves future risks and uncertain ties. Much of the information in this report that looks towards future performance of our company is based on various factors and important assumptions about future events that may or may not actually come true. As a result, our operations and financia results in the future could differ materially and substantially from those we have discussed in the forward-looking statements in this Report. Significant factors that could impact our future results are provided in Item 1A. Risk Factors included in our 2005 Annual Report on Form 10-K. Other risk factors are incorporated into the text of our MD&A, which should itself be considered a statement of future risks and uncertainties, as well as management's view of our businesses.

Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "ODP." As of the close of business on February 10, 2006, there were 3,465 holders of record of our common stock. The last reported sale price of the common stock on the NYSE on February 10, 2006 was $33.24.

The following table sets forth, for the periods indicated, the high and low sale prices of our common stock, as quoted on the NYSE Composite Tape. These prices do not include retail mark-ups, markdowns or commission.

	High	Low
2005		
First Quarter	**$23.700**	**$16.500**
Second Quarter	**22.840**	**18.590**
Third Quarter	**31.520**	**21.700**
Fourth Quarter	**31.760**	**24.510**
2004		
First Quarter	$18.180	$15.430
Second Quarter	19.500	15.850
Third Quarter	18.660	14.690
Fourth Quarter	17.380	13.870

We have never declared or paid cash dividends on our common stock. While we regularly assess our dividend policy, we have no current plans to declare a dividend. Earnings and other cash resources will continue to be used in the expansion of our business.

Management's Report on Internal Control over Financial Reporting

Management of Office Depot is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies procedures may deteriorate.

Management assessed the effectiveness of the company's int nal control over financial reporting as of December 31, 2005. making this assessment, management used the criteria set foı by the Committee of Sponsoring Organizations of the Treadw Commission in Internal Control-Integrated Framework.

Based on our assessment, management believes that, as December 31, 2005, the company's internal control over financ reporting is effective.

The company's independent registered public accounting firr Deloitte & Touche LLP, has issued an attestation report on o assessment of the company's internal control over financi reporting. Their report appears on the following page.

Steve Odland
Chief Executive Officer and
Chairman, Board of Directors
February 15, 2006

Patricia McKay
Executive Vice President and
Chief Financial Officer
February 15, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Office Depot, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Office Depot, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee on Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee on Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005 of the Company and our report dated February 13, 2006 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Certified Public Accountants

Fort Lauderdale, Florida
February 13, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Office Depot, Inc.:

We have audited the accompanying consolidated balance sheets of Office Depot, Inc. and subsidiaries (the "Company") as of December 31, 2005 and December 25, 2004 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Office Depot, Inc. and subsidiaries at December 31, 2005 and December 25, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of [e] Public Company Accounting Oversight Board (United States), [e] effectiveness of the Company's internal control over finan[il] reporting as of December 31, 2005, based on the criteria est[-] lished in *Internal Control—Integrated Framework* issued by [e] Committee on Sponsoring Organizations of the Tread[y] Commission and our report dated February 13, 2006 expres[d] an unqualified opinion on management's assessment of the ef[-] tiveness of the Company's internal control over financial repor[g] and an unqualified opinion on the effectiveness of the Compa['s] internal control over financial reporting.

As discussed in Note N to the consolidated financial stateme[s,] in 2003 the Company changed its method of accounting for c[o-] erative advertising arrangements to conform to the requirem[ts] of Emerging Issues Task Force Issue No. 02-16 upon adopti[of] such guidance.

Deloitte & Touche LLP

Certified Public Accountants

Fort Lauderdale, Florida
February 13, 2006

Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Office Depot, Inc. (the "Company") for the fiscal year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Steve Odland, as Chief Executive Officer of the Company, and Patricia McKay, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to each officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 1350 of Title 18 of the United States Code has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished as an exhibit to the Report pursuant to Item 601(b)(32) of Regulation S-K and Section 1350 of Title 18 of the United States Code and, accordingly, is not being filed with the Securities and Exchange Commission as part of the Report and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 (whether made before or after the date of the Report, irrespective of any general incorporation language contained in such filing).

Name: Steve Odland
Title: Chief Executive Officer
Date: February 15, 2006

Name: Patricia McKay
Title: Chief Financial Officer
Date: February 15, 2006

Office Depot, Inc.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)	**December 31, 2005**	December 2004
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 703,197**	$ 793,72
Short-term investments	**200**	161,13
Receivables, net of allowances of $40,122 in 2005 and $38,007 in 2004	**1,232,107**	1,303,88
Merchandise inventories, net	**1,360,274**	1,408,77
Deferred income taxes	**136,998**	133,28
Prepaid expenses and other current assets	**97,286**	142,35
Total current assets	**3,530,062**	3,943,15
Property and equipment, net	**1,311,737**	1,463,02
Goodwill	**881,182**	1,049,66
Other assets	**375,544**	338,48
Total assets	**$6,098,525**	$6,794,338
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	**$1,324,198**	$1,569,862
Accrued expenses and other current liabilities	**979,796**	900,086
Income taxes payable	**117,487**	133,266
Short-term borrowings and current maturities of long-term debt	**47,270**	15,763
Total current liabilities	**2,468,751**	2,618,977
Deferred income taxes and other long-term liabilities	**321,455**	368,633
Long-term debt, net of current maturities	**569,098**	583,680
Commitments and contingencies		
Stockholders' equity:		
Common stock—authorized 800,000,000 shares of $.01 par value; issued 419,812,671 in 2005 and 404,925,515 in 2004	**4,198**	4,049
Additional paid-in capital	**1,517,373**	1,257,619
Unamortized value of long-term incentive stock grant	**—**	(2,125)
Accumulated other comprehensive income	**140,745**	339,708
Retained earnings	**2,867,067**	2,593,275
Treasury stock, at cost—122,787,210 shares in 2005 and 92,623,768 shares in 2004	**(1,790,162)**	(969,478)
Total stockholders' equity	**2,739,221**	3,223,048
Total liabilities and stockholders' equity	**$6,098,525**	$6,794,338

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Office Depot, Inc.

Consolidated Statements of Earnings

(In thousands, except per share amounts)	**2005**	2004	2003
Sales	**$14,278,944**	$13,564,699	$12,358,566
Cost of goods sold and occupancy costs	**9,886,921**	9,308,560	8,483,820
Gross profit	**4,392,023**	4,256,139	3,874,746
Store and warehouse operating and selling expenses	**3,220,081**	3,025,729	2,807,112
Asset impairments	**133,483**	11,528	—
General and administrative expenses	**666,563**	665,825	578,840
Other operating expenses	**23,854**	23,080	22,809
Operating profit	**348,042**	529,977	465,985
Other income (expense):			
Interest income	**22,204**	20,042	14,196
Interest expense	**(32,380)**	(61,108)	(54,805)
Loss on extinguishment of debt	**—**	(45,407)	—
Miscellaneous income, net	**23,649**	17,729	15,392
Earnings from continuing operations before income taxes and cumulative effect of accounting change	**361,515**	461,233	440,768
Income taxes	**87,723**	125,729	141,524
Earnings from continuing operations before cumulative effect of accounting change	**273,792**	335,504	299,244
Discontinued operations, net	**—**	—	176
Cumulative effect of accounting change, net	**—**	—	(25,905)
Net earnings	**$ 273,792**	$ 335,504	$ 273,515
Earnings per share from continuing operations before cumulative effect of accounting change:			
Basic	**$ 0.88**	$ 1.08	$ 0.97
Diluted	**0.87**	1.06	0.95
Cumulative effect of accounting change:			
Basic	**$ —**	$ —	$ (0.08)
Diluted	**—**	—	(0.08)
Net earnings per share:			
Basic	**$ 0.88**	$ 1.08	$ 0.88
Diluted	**0.87**	1.06	0.87

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Office Depot, Inc.

Consolidated Statements of Stockholders' Equity

(In thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Unamortized Value of Long-Term Incentive Stock Grant	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Retained Earnings	Treasury Stock
Balance at December 28, 2002	393,905,052	$3,939	$1,118,028	$(1,295)	$ 1,165		$1,984,256	$ (853,1
Comprehensive income:								
Net earnings						$ 273,515	273,515	
Foreign currency translation adjustment					197,570	197,570		
Proceeds from cash flow hedge, net of amortization					16,029	10,095		
Comprehensive income						481,180		
Acquisition of treasury stock								(50,0
Grant of long-term incentive stock	60,000	1	867	(867)				
Cancellation of long-term incentive stock	(4,500)		(75)	75				
Exercise of stock options (including income tax benefits and withholding)	4,850,481	48	57,710					(35
Issuance of stock under employee stock purchase plans	11,709		(1,056)					
Direct Stock Purchase Plans			23					5
Amortization of long-term incentive stock grant				725				
Balance at December 27, 2003	398,822,742	3,988	1,175,497	(1,362)	214,764		2,257,771	(903,53
Comprehensive income:								
Net earnings						335,504	335,504	
Foreign currency translation adjustment					126,603	126,603		
Amortization of gain on cash flow hedge					(1,659)	(1,045)		
Comprehensive income						461,062		
Acquisition of treasury stock								(65,578
Grant of long-term incentive stock	105,531	1	1,700	(1,700)				
Cancellation of long-term incentive stock	(32,304)		(186)	186				
Exercise of stock options (including income tax benefits and withholding)	6,029,546	60	81,695					(400
Issuance of stock under employee stock purchase plans			(1,114)					
Direct Stock Purchase Plans			27					37
Amortization of long-term incentive stock grant				751				
Balance at December 25, 2004	404,925,515	4,049	1,257,619	(2,125)	339,708		2,593,275	(969,478)
Comprehensive income:								
Net earnings						273,792	273,792	
Foreign currency translation adjustment					(197,273)	(197,273)		
Amortization of gain on cash flow hedge					(1,690)	(1,065)		
Comprehensive income						$ 75,454		
Acquisition of treasury stock								(815,236)
Adoption of FAS 123R			(2,125)	2,125				
Grant of long-term incentive stock	3,676,229	37	(37)					988
Cancellation of long-term incentive stock	(19,167)							
Forfeiture of restricted stock			4,491					(4,491)
Exercise of stock options (including income tax benefits and withholding)	11,118,091	111	206,559					(1,984)
Issuance of stock under employee stock purchase plans	112,003	1	969					
Direct Stock Purchase Plans			57					39
Amortization of long-term incentive stock grant			49,840					
Balance at December 31, 2005	**419,812,671**	**$4,198**	**$1,517,373**	**—**	**$140,745**		**$2,867,067**	**$(1,790,162)**

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Office Depot, Inc.

Consolidated Statements of Cash Flows

(In thousands)	**2005**	2004	2003
Cash flows from operating activities:			
Net earnings	**$ 273,792**	$ 335,504	$ 273,515
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Cumulative effect of accounting change, net	**—**	—	25,905
Depreciation and amortization	**268,098**	269,166	253,217
Charges for losses on inventories and receivables	**92,136**	87,927	118,282
Net earnings from equity method investments	**(23,394)**	(16,171)	(11,056)
Compensation expense for share-based payments	**49,328**	751	725
Deferred income tax provision	**(109,946)**	10,889	31,746
(Gain) loss on disposition of assets	**(7,947)**	(3,242)	6,912
Facility closure costs and impairment charges	**47,166**	13,263	26,675
Asset impairments	**133,483**	11,528	—
Other operating activities	**10,563**	(4,749)	25,429
Changes in assets and liabilities:			
Decrease (increase) in receivables	**4,397**	(150,821)	30,171
Increase in merchandise inventories	**(49,096)**	(114,160)	(52,419)
Net decrease (increase) in prepaid expenses and other assets	**24,605**	(20,615)	4,935
Net (decrease) increase in accounts payable, accrued expenses and deferred credits	**(77,315)**	226,595	(77,757)
Total adjustments	**362,078**	310,361	382,765
Net cash provided by operating activities	**635,870**	645,865	656,280
Cash flows from investing activities:			
Purchase of short-term investments	**(2,037,015)**	(67,975)	(100,000)
Sale of short-term investments	**2,196,962**	5,000	6,435
Acquisition, net of cash acquired	**—**	(7,900)	(918,966)
Capital expenditures	**(260,773)**	(391,222)	(216,481)
Acquisition of properties held for sale	**—**	(19,570)	—
Proceeds from sale of business	**—**	—	36,210
Proceeds from disposition of assets and deposits received	**48,629**	55,061	8,425
Net cash used in investing activities	**(52,197)**	(426,606)	(1,184,377)
Cash flows from financing activities:			
Net proceeds from exercise of stock options and sale of stock under employee stock purchase plans	**175,898**	70,592	46,664
Tax benefit from employee share-based exercises	**23,024**	—	—
Acquisition of treasury stock	**(815,236)**	(65,578)	(50,064)
Proceeds from issuance of notes	**—**	—	398,880
Proceeds from issuance of borrowings	**24,490**	—	28,505
Payments on long- and short-term borrowings	**(38,901)**	(11,491)	(35,134)
Redemption of notes	**—**	(250,000)	—
Net cash (used in) provided by financing activities	**(630,725)**	(256,477)	388,851
Effect of exchange rate changes on cash and cash equivalents	**(43,478)**	40,056	53,047
Net (decrease) increase in cash and cash equivalents	**(90,530)**	2,838	(86,199)
Cash and cash equivalents at beginning of period	**793,727**	790,889	877,088
Cash and cash equivalents at end of period	**$ 703,197**	$ 793,727	$ 790,889

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Office Depot, Inc. is a global supplier of office products and services, with sales in 20 countries outside the United States and Canada under the Office Depot® brand and other proprietary brand names. Products and services are offered through wholly owned retail stores, contract business-to-business sales relationships, commercial catalogs and multiple web sites.

Basis of Presentation: The consolidated financial statements of Office Depot, Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany transactions have been eliminated in consolidation. Non-controlling investments in joint ventures selling office products and services in Mexico and Israel are accounted for using the equity method. Their results are included in miscellaneous income (expense), net in the Consolidated Statements of Earnings.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year presentation.

Fiscal Year: Fiscal years are based on a 52- or 53-week period ending on the last Saturday in December. Our fiscal 2005 financial statements consisted of 53 weeks, with the additional week occurring in our fourth quarter; all other periods presented in our consolidated financial statements consisted of 52 weeks.

Estimates and Assumptions: Preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and related notes. Actual results may differ from those estimates.

Foreign Currency: Assets and liabilities of international operations are translated into U.S. dollars using the exchange rate at the balance sheet date. Revenues and expenses are translated at average monthly exchange rates. Translation adjustments resulting from this process are recorded in stockholders' equity as a component of other comprehensive income.

Monetary assets and liabilities denominated in a currency other than a consolidated entity's functional currency result in transaction gains or losses from the remeasurement at spot rates at the end of the period. Foreign currency gains and losses that relate to non-operational accounts, such as cash and investments, are recorded in miscellaneous income (expense), net in the Consolidated Statements of Earnings. During 2003, approximately $11.8 million was recognized as a foreign currency gain resulting from holding euro investments in a dollar functional currency subsidiary in advance of an acquisition. Foreign currency gains and los s on operational accounts, such as receivables and payables, e included as a component of operating expenses, though hist -cally these amounts have been immaterial.

Cash Equivalents: All short-term highly liquid securities w maturities of three months or less from the date of acquisition classified as cash equivalents.

Short-term Investments: Investments in debt and auction r securities are classified as available-for-sale and are reported fair market value, based on quoted market prices using the sp cific identification method. Unrealized gains and losses, net applicable income taxes, are reported as a component of otl comprehensive income. Interest earned on these funds is used purchase additional units. The historical cost and fair value of t investment was $0.2 million and $161.1 million at December : 2005 and December 25, 2004, respectively. There were no unr alized gains or losses at either period.

Receivables: Trade receivables, net, totaled $766.5 million a $871.7 million at December 31, 2005 and December 25, 200 respectively. An allowance for doubtful accounts has be recorded to reduce receivables to an amount expected to be co lectible from customers. The allowance recorded at December 3 2005 and December 25, 2004 was $40.1 million and $38.0 m lion, respectively. Receivables generated through a private lab credit card program are transferred to financial services com panies, a portion of which have recourse to Office Depot. Th estimated fair value liability associated with risk of loss is include in accrued expenses.

Our exposure to credit risk associated with trade receivables limited by having a large customer base that extends across man different industries and geographic regions. However, receivable may be adversely affected by an economic slowdown in the U.S or internationally. No single customer accounted for more tha 5% of our total sales in 2005, 2004 or 2003.

Other receivables are $465.6 million and $432.2 million as c December 31, 2005 and December 25, 2004, respectively, o which $388.2 and $356.8 are amounts due from vendors unde purchase rebate, cooperative advertising and various other mar keting programs. These vendor receivables are net of collectior allowances of $19.4 million and $11.0 million at December 31 2005 and December 25, 2004, respectively.

Merchandise Inventories: Inventories are stated at the lower o cost or market value. The weighted average method is used tc determine the cost of a majority of our inventory and the first-in-first-out method is used for international operations.

Income Taxes: Income tax expense is recognized at applicable U.S. or international tax rates. Certain revenue and expense items may be recognized in one period for financial statement purposes and in a different period's income tax return. The tax effects of such differences are reported as deferred income taxes.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. Among other items, the Act created a temporary incentive for U.S. multinationals to repatriate accumulated income earned outside the U.S. at an effective tax rate of 5.25%, versus the U.S. federal statutory rate of 35%. In the fourth quarter of 2004, we recorded an initial estimated income tax charge of $11.5 million based on the decision to repatriate $200 million. During 2005, we recorded an additional income tax charge of $5.2 million on additional repatriation of $200 million. As of December 31, 2005, we have repatriated all of the expected $400 million in foreign earnings.

U.S. income taxes have not been provided on remaining undistributed earnings of foreign subsidiaries, which were approximately $1,109.8 million as of December 31, 2005. We have reinvested such earnings overseas in foreign operations indefinitely and expect that future earnings will also be reinvested overseas indefinitely.

Property and Equipment: Property and equipment additions are recorded at cost. Depreciation and amortization is recognized over their estimated useful lives using the straight-line method. The useful lives of depreciable assets are estimated to be 15–30 years for buildings and 3–10 years for furniture, fixtures and equipment. Computer software is amortized over three years for common office applications, five years for larger business applications and seven years for certain enterprise-wide systems. Leasehold improvements are amortized over the shorter of the terms of the underlying leases or the estimated economic lives of the improvements.

Goodwill and Other Intangible Assets: Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. Accounting rules require that we test at least annually for possible goodwill impairment. Unless conditions warrant earlier action, we perform our test in the fourth quarter of each year using a discounted cash flow analysis that requires that certain assumptions and estimates be made regarding industry economic factors and future profitability. During 2005, we recognized an impairment charge of $41.2 million related to goodwill and certain intangible assets held in our Tech Depot subsidiary. A goodwill impairment charge of $11.5 million was recognized in 2004 related to our investment in Japan. These charges are included in the asset impairments line in the Consolidated Statements of Earnings.

We amortize the cost of other intangible assets over their estimated useful lives unless such lives are deemed indefinite. Amortizable intangible assets are tested as appropriate for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. Unless conditions warrant earlier action, intangible assets with indefinite lives are tested annually for impairment during the fourth quarter and written down to fair value as required. During 2005, an impairment charge of approximately $9.5 million was recorded following a change in the estimated useful life of a trade name; the charge is included in the asset impairment line in the Consolidated Statements of Earnings. See Note D for goodwill and intangible asset balances and Note B for discussion of material 2005 impairment charges.

Impairment of Long-Lived Assets: Long-lived assets are reviewed for possible impairment annually or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Impairment is assessed at the location level, considering the estimated undiscounted cash flows over the asset's remaining life. If estimated cash flows are insufficient to recover the investment, an impairment loss is recognized based on the fair value of the asset less any costs of disposition. Impairment losses of $3.4 million, $3.9 million and $2.7 million were recognized in 2005, 2004 and 2003, respectively, relating to certain under-performing retail stores. Additionally, see Note B for discussion of material asset impairment charges recognized in 2005.

Facility Closure Costs: We regularly review store performance against expectations and close stores not meeting our investment requirements. Costs associated with store closures, principally lease cancellation costs, are recognized when the facility is no longer used in an operating capacity or when a liability has been incurred. Store assets are also reviewed for possible impairment, or reduction of estimated useful lives.

Accruals for facility closure costs are based on the future commitments under contracts, adjusted for anticipated sublease and termination benefits. During 2005, we recorded a $28.4 million charge to terminate certain existing commitments and to adjust the remaining commitments to current market values. An additional charge of $23.2 million was recorded for lease obligations and terminations in connection with the closure of 16 retail stores in 2005. See Note B for related information. A similar review of closed store commitments was conducted during 2003 resulting in a charge of $23.9 million. The accrued balance relating to our future commitments under operating leases for our closed stores was $69.1 million and $58.8 million at December 31, 2005 and December 25, 2004, respectively.

Fair Value of Financial Instruments: The estimated fair values of financial instruments recognized in the Consolidated Balance Sheets or disclosed within these Notes to Consolidated Financial Statements have been determined using available market information, information from unrelated third party financial institutions and appropriate valuation methodologies, primarily discounted projected cash flows. However, considerable judgment is required when interpreting market information and other data to develop estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange.

Short-term Assets and Liabilities: The fair values of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued expenses and other current liabilities approximate their carrying values because of their short-term nature.

Notes Payable: The fair value of the senior subordinated notes and senior notes were determined based on quoted market prices.

Interest Rate Swaps and Foreign Currency Contracts: The fair values of our interest rate swaps and foreign currency contracts are the amounts receivable or payable to terminate the agreements at the reporting date, taking into account current interest and exchange rates. During 2004, we entered into a series of fixed-for-variable interest rate swaps as fair value hedges on $400 million of senior notes. The swap agreements were terminated during 2005.

There were no significant differences between the carrying values and fair values of the financial instruments as of December 31, 2005 and December 25, 2004, except as disclosed below:

	2005		2004	
(Dollars in thousands)	**Carrying Value**	**Fair Value**	Carrying Value	Fair Value
$400 million senior notes	**$400,595**	**$417,405**	$403,771	$433,200

Accounting for Stock-Based Compensation: We have historically followed Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") when accounting for stock-based employee compensation. Under these rules, the value of certain awards, such as our restricted stock programs, has been included as an expense over the award's vesting period. Our stock option awards, however, generally were granted with exercise prices equal to the grant date share price resulting in no compensation expense under APB 25. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment,* ("FAS 123R"). This Statement requires companies to expense the estimated fair value of stock options and similar equity instruments issued to employees over the requis service period. Prior to issuance of FAS 123R, the pro for impact from recognition of the estimated fair value of stock optic granted to employees has been disclosed in our footnotes.

During the third quarter 2005, we elected to adopt FAS 123R advance of the mandatory adoption date of the first quarter 2006 to better reflect the full cost of employee compensation. V adopted FAS 123R using the modified prospective method, whi requires us to record compensation expense for all awar granted after the date of adoption, and for the unvested portion previously granted awards that remain outstanding at the date adoption. Accordingly, prior period amounts presented here have not been restated to reflect the adoption of FAS 123R.

In addition to requiring fair value expense recognition, FAS 123 modifies the cash flow statement presentation of actual ta benefits in excess of the amount provided on the fair valu expense. Such benefits are now to be presented as a compone of financing activities rather than the previous presentation as component of operating activities. Beginning with the third quart of 2005, we modified our statement of cash flows presentation t report the excess tax benefits from the exercise of stock option as financing cash flows.

The fair value concepts were not changed significantly in FA 123R; however, in adopting this Standard, companies mus choose among alternative valuation models and amortizatio assumptions. After assessing these alternatives, we decided t continue using both the Black-Scholes valuation model an straight-line amortization of compensation expense over the requisite service period of the grant. We will reconsider use of thi model if additional information becomes available in the future that indicates another model would be more appropriate for us, o if grants issued in future periods have characteristics that canno be reasonably estimated using this model. We have previousl estimated forfeitures in our expense calculation for pro forma footnote disclosure and no change in that methodology was made upon adoption of FAS 123R.

In 2005, we changed the composition of employee grants to include a mix of restricted stock awards (referred to as "non-vested" awards in FAS 123R) and stock options. Amortization of the fair value of the restricted stock has been included in our results since the grant date and totaled approximately $37.5 million before tax benefits. This amount includes shares granted in lieu of stock options, shares for a multi-year officer retention plan and shares issued to officers hired during 2005. Unearned portions of restricted stock grants total approximately $19.5 million.

Had compensation cost for awards under our stock-based compensation plans been determined using the fair value method prescribed by Statement of Financial Accounting Standard ("FAS") No. 123, *Accounting for Stock-Based Compensation,* as amended, we would have recognized additional compensation expense. The previously-disclosed pro forma effects are presented below. The pro forma amounts for 2005 reflect the impact for the first six months of the year, prior to the adoption of FAS 123R.

(In thousands, except per share amounts)	**2005**	2004	2003
Net earnings:			
As reported	**$273,792**	$335,504	$273,515
Pro forma	**270,557**	315,960	251,086
Basic earnings per share:			
As reported	**$ 0.88**	$ 1.08	$ 0.88
Pro forma	**0.87**	1.01	0.81
Diluted earnings per share:			
As reported	**$ 0.87**	$ 1.06	$ 0.87
Pro forma	**0.86**	1.00	0.80

The fair value of each stock option granted is established on the date of the grant using the Black-Scholes option-pricing model. The weighted average fair values of options granted during 2005, 2004, and 2003 were $7.24, $4.43, and $4.17, respectively, using the following weighted average assumptions for grants:

- Risk-free interest rates of 3.8% for 2005, 2.64% for 2004, and 2.59% for 2003
- Expected lives of 5.0, 4.5 and 4.3 years for 2005, 2004, 2003, respectively
- A dividend yield of zero for all three years
- Expected volatility ranging from 30% to 32% for 2005, 35% for 2004, and 40% for 2003

Revenue Recognition: Revenue is recognized at the point of sale for retail transactions and at the time of successful delivery for contract, catalog and internet sales. We use judgment in estimating sales returns, considering numerous factors such as current overall and industry-specific economic conditions and historical sales return rates. Although we consider our sales return reserves to be adequate and proper, changes in historical customer patterns could require adjustments to the provision for returns. We also record reductions to our revenues for customer programs and incentive offerings including special pricing agreements, certain promotions and other volume-based incentives. Revenue from sales of extended warranty service plans is either recognized at the point of sale or over the warranty period, depending on the determination of legal obligor status. All performance obligations and risk of loss associated with such contracts are transferred to an unrelated third-party administrator at the time the contracts are sold. Costs associated with these contracts are recognized in the same period as the related revenue.

Shipping and Handling Fees and Costs: Income generated from shipping and handling fees is classified as revenues for all periods presented. Freight costs incurred to bring merchandise to stores and warehouses are included as a component of inventory and costs of goods sold. Freight costs incurred to ship merchandise to customers are recorded as a component of store and warehouse operating and selling expenses. Shipping costs, combined with warehouse handling costs, totaled $829.1 million in 2005, $940.0 million in 2004 and $827.7 million in 2003.

Advertising: Advertising costs are either charged to expense when incurred or, in the case of direct marketing advertising, capitalized and amortized in proportion to the related revenues.

We participate in cooperative advertising programs with our vendors in which they reimburse us for a portion of our advertising costs. Prior to 2003, these vendor arrangements reduced advertising expense for the period. Following a change in accounting rules that became effective at the beginning of fiscal year 2003, we now classify such reimbursements as a reduction of the costs of our inventory and cost of goods sold (see Note N). Advertising expense recognized was $549.6 million in 2005, $571.5 million in 2004 and $546.9 million in 2003.

Pre-opening Expenses: Pre-opening expenses related to opening new stores and warehouses or relocating existing stores and warehouses are expensed as incurred and included in other operating expenses.

Self-Insurance: Office Depot is primarily self-insured for workers' compensation, auto and general liability and employee medical insurance programs. Self-insurance liabilities are based on claims filed and estimates of claims incurred but not reported. These liabilities are not discounted.

Comprehensive Income: Comprehensive income represents the change in stockholders' equity from transactions and other events and circumstances arising from non-stockholder sources. Comprehensive income consists of net earnings, foreign currency translation adjustments, realized or unrealized gains (losses) on investment securities that are available-for-sale and elements of qualifying cash flow hedges, net of applicable income taxes.

Derivative Financial Instruments: Certain derivative financial instruments may be used to hedge the exposure to foreign currency exchange rate, fuel price change and interest rate risks, subject to an established risk management policy. Financial instruments authorized under this policy include swaps, options, caps, forwards and futures. Use of derivative financial instruments for trading or speculative purposes is prohibited by company policies.

Vendor Arrangements: We enter into arrangements with many of our vendors that entitle us to a partial refund of the cost of merchandise purchased during the year, or payments for reimbursement of certain costs we incur to advertise or otherwise promote their product. The volume-based rebates, supported by a vendor agreement, are estimated throughout the year and reduce the cost of inventory and cost of goods sold during the year. This estimate is regularly monitored and adjusted for current or anticipated changes in purchase levels and for sales activity. Other promotional rebates are generally event-based and are recognized as a reduction of cost of goods sold or inventory, as appropriate based on the type of promotion and the agreement with the vendor, generally when the promotion or event has occurred.

New Accounting Standards: In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, *Accounting Changes and Error Corrections*, which replaces APB Opinion No. 20, *Accounting Changes* and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements.* This Standard retained accounting guidance related to changes in estimates, changes in a reporting entity and error corrections. However, changes in accounting principles must be accounted for retrospectively by modifying the financial statements of prior periods unless it is impracticable to do so. Statement 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. We do not believe adoption of this Standard will have a material impact on our financial condition, results of operations or cash flows.

In October 2005, the FASB Staff issued Position No. FAS 13-1, *Accounting for Rental Costs Incurred during a Construction Period.* This FSP indicates that rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense and not capitalized to the project. This FSP is applicable to reporting periods beginning after December 15, 2005. We do not believe this FSP will have a material impact on our financial condition, results of operations or cash flows.

NOTE B—ASSET IMPAIRMENTS, EXIT COSTS AND OTHER CHARGES

During 2005, we announced a number of material charges relating to asset impairments, exit costs and other operating decisions (the "2005 Charges"). This announcement followed a wide-ranging assessment of assets and commitments which began in the second quarter of 2005. Through the end of 2005, we had recorded $282.1 million related to these charges. We anticipate that ac tional charges will be recorded in future periods as we finalize a implement plans designed to make the company more efficie The expenses associated with our future projects will be recorc as the related accounting recognition criteria are met. As with a estimate, the amounts may change when expenses are incurr Certain of these decisions about future activities also ha impacted 2005 results by $0.6 million from accelerated deprec tion and similar charges.

A summary of the 2005 Charges and the line item presentation these amounts in our accompanying Consolidated Statement Earnings is as follows.

(Dollars in millions)	2005 Amour
Cost of goods sold and occupancy costs	$ 19.
Store and warehouse operating and selling expenses	108.
Asset impairments	133.
General and administrative expenses	20.
Total pre-tax 2005 Charges	$282.

Significant asset impairments

In March 2004, we announced the acquisition from Toys "R" Us Inc. of 124 former Kids "R" Us ("KRU") retail store locations fc $197 million plus the assumption of lease obligations. We indi cated our intention at the time this acquisition was announced t open approximately 50 of these locations as Office Depot reta stores and to dispose of the remainder of the acquired properties Following the acquisition, we recorded all properties planned t be disposed of at their estimated fair value, less costs to sell Through the end of 2005, we have opened 50 stores, closed one and disposed of all but 13 of these properties.

We measure cash flows at the individual store level in assessing the recoverability of store location related assets. With new store openings, we monitor performance and cash flows and, if early performance is falling below expectations, changes to operations are put in place in an attempt to improve results. The early performance of many of the KRU stores indicated that certain adjustments were appropriate and we modified merchandising and marketing programs with the goal of reaching a broader base of business customers and increasing the core office supply sales.

Even after implementing these changes, however, it became apparent that these stores would likely continue to experience operating losses and negative cash flows and were performing well below projections. Having made this determination, we calculated that an $82.8 million impairment charge was required to reduce the carrying value of those stores to their estimated fair value. Certain stores in the KRU acquisition are meeting original expectations and no impairment has been recorded for these stores.

During 2005 we also recognized a $41.2 million impairment charge relating to our Tech Depot subsidiary (originally acquired as 4Sure.com). This unit operates as a stand-alone web-based complement to our offering of online technology products and services. As market conditions have changed for technology products we have shifted the emphasis of this subsidiary away from its original business-to-consumer focus to instead target the business-to-business customer.

We changed the leadership over this entity and have decided to redeploy resources to other higher-margin parts of the North American Business Solutions Division. This decision to change the business model resulted in lower sales expectations for future periods. Revised cash flow projections indicated that the estimated fair value of Tech Depot was less than its carrying value and, as a result, the goodwill and other intangible assets were written down to estimated fair value.

Our International Division's assessment of asset utilization continued into the fourth quarter of 2005. An estimated fair value based on the useful life of the Guilbert trade name had been recorded at acquisition assuming its continued long-term use. The business review conducted in the fourth quarter concluded that migrating to the Office Depot brand name and away from the Guilbert brand would be beneficial. Accordingly, the estimated useful life of the trade name was changed to coincide with our estimate of a one-year migration period. This change in estimated life resulted in an impairment charge of $9.5 million being recognized in the fourth quarter of 2005. The remaining asset value will be amortized as an operating expense over the estimated use period.

The KRU, Tech Depot and trade name impairment charges are combined in the Consolidated Statement of Earnings on the line item titled "Asset impairments." Following the review of goodwill and intangible assets in 2004, we recognized a goodwill impairment charge of $11.5 million related to our investment in Japan. That 2004 amount has been reclassified out of store and warehouse operating and selling expenses to this line for comparative purposes.

In addition to these significant asset impairment charges, we also recognized significant charges related to exit and other activities. The total exit and other charges recorded in 2005 are discussed below, as well as where the 2005 Charges appear in the Consolidated Statement of Earnings.

Exit activities

- We regularly review store performance and future prospects and close under-performing locations. As part of the review, the North American Retail Division decided to close 16 stores. The costs of these exit-related activities totaled approximately $29.3 million. The charges include $0.5 million of inventory clearance, included in cost of goods sold, and the following items included in store and warehouse operating and selling expenses: $5.3 million of asset write offs, $0.3 million of severance-related costs and $23.2 million to record the liability for estimated future lease obligations, net of anticipated sublease income. All closure activity was completed by the end of 2005.
- The North American Business Solutions Division has decided to combine two catalog offerings into one Office Depot catalog. In recent years, the distinction between the Company's two separate catalog offerings in the United States—Office Depot and Viking—has become less clear to consumers. The internal migration of Viking to Office Depot catalogs was largely completed during 2005. As part of this consolidation, we will no longer separately market the Viking brand in the United States and will dispose of Viking-unique inventory, eliminating the need for two warehouses. Those warehouses stopped shipping merchandise by the end of 2005 and customer fulfillment has been absorbed within existing facilities. To improve efficiency and effectiveness in the Division, we are also reorganizing certain warehouse staffing functions and relocating certain sales offices to available space in retail locations. These activities are in process and should be complete by the second quarter of 2006. The cost recognized in 2005 totaled $17.4 million. Of this amount, $6.6 million related to inventory clearance and disposal is included in cost of goods sold, and the following items are included in store and warehouse operating and selling expenses: $2.4 million of severance, $1.8 million for a lease termination, and $6.1 million of accelerated depreciation and amortization, asset write offs and other costs. An additional $0.5 million of severance is included in G&A expenses. Future period charges are largely accelerated depreciation and amortization over the assets' continued use period, severance accruals and other exit costs and will be recorded as plans are completed. It should be noted that the company presently has no plans to consolidate the Viking and Office Depot brands in Europe where the Viking brand enjoys a large and loyal customer following.
- The International Division's current plan is to close 9 retail stores and one warehouse, consolidate certain call center facilities and consolidate certain contract operations. Seven of the stores and the warehouse were closed by the end of 2005 and the remainder are expected to close in 2006. The costs of these closure,

relocation and exit activities that met the accounting recognition criteria during 2005 totaled approximately $25.4 million. Of the 2005 Charges, $0.4 million related to inventory clearance and disposal and is included in cost of goods sold, and the following amounts are included in store and warehouse operating and selling expenses: $13.7 million relates to asset write offs, $4.8 million for severance and $3.5 million for lease obligatic and other costs. Severance of $3.0 million is included in G. expenses. Anticipated future charges will be recognized as pla are completed and include additional depreciation, recogniti of lease obligations following the facility's use period, severan and other exit costs.

Exit cost accruals related to the 2005 activities described above are as follows:

(Dollars in millions)	Charge incurred	Cash payments	Non-cash settlements	Adjustments	Endir Balan
Cost of goods sold	$ 7.6	$ —	$ 5.7	$ —	$ 1.9
Asset write offs and accelerated depreciation	24.8	—	24.8	—	—
One-time termination benefits	11.0	4.7	0.6	—	5.7
Contract terminations	3.0	2.8	—	—	0.2
Lease obligations	24.5	2.0	—	0.3	22.8
Other associated costs	1.2	0.8	0.1	—	0.3
Total	$72.1	$10.3	$31.2	$0.3	$30.9

Exit cost accruals by segment are listed below.

	Charge incurred	Cash payments	Non-cash settlements	Adjustments	Endir Balan
North American Retail Division	$29.3	$ 2.1	$ 5.8	$0.3	$21.7
North American Business Solutions Division	17.4	3.8	10.8	—	2.8
International Division	25.4	4.4	14.6	—	6.4
Total	$72.1	$10.3	$31.2	$0.3	$30.9

Other charges

- We regularly review surplus properties which remain from prior period exit activities. The review assesses the current marketability and sublease income estimates of each of the locations. During 2005, we reached agreement to terminate many existing surplus property leases. We will continue to identify possible terminations at terms economic to the company. In addition, for some of the properties in the portfolio not terminated, we recognized a charge to adjust estimates to current marketability and sublease assumptions. The 2005 charge for lease adjustments included in store and warehouse operating and selling expenses totaled $28.4 million, including $16.4 million for terminations. We will continue to seek terminations of surplus property leases on terms that are considered beneficial.
- Charges for other asset write downs, impairments, and accelerated depreciation and amortization of approximately $28.8 million were recorded in 2005. Of this amount $11.3 million was recorded in G&A expenses and $17.5 million was recorded in store and warehouse operating and selling expense. Additional impacts from these changes in estimated useful lives will be recognized during 2006. The current period charge primarily reflects the write off of computer software and hardware and other assets that have been taken out of service and store asset impairments of $3.4 million recognized based on our analysis of locations other than the KRU properties discussed above.
- All other items totaling approximately $18.8 million were recorded in 2005. The primary impact was $12.2 million related to accelerated inventory clearance activity in preparation of implementation of a new inventory management system, as well as anticipated elimination of certain inventory lines in Europe. The impact of clearance and valuation of this inventory is included in cost of goods sold. The remainder primarily relates to cancellation of certain long-term advertising and other commitments; $5.4 million is included in G&A expenses and $1.2 million is included in store and warehouse operating and selling expenses.

NOTE C—PROPERTY AND EQUIPMENT

Property and equipment consisted of:

(Dollars in thousands)	**December 31, 2005**	December 25, 2004
Land	**$ 104,153**	$ 118,498
Buildings	**317,292**	449,038
Leasehold improvements	**919,547**	815,767
Furniture, fixtures and equipment	**1,386,415**	1,453,330
	2,727,407	2,836,633
Less accumulated depreciation	**(1,415,670)**	(1,373,605)
Total	**$ 1,311,737**	$ 1,463,028

Depreciation expense was $252.3 million, $248.4 million and $237.2 million in 2005, 2004 and 2003, respectively.

The above table of property and equipment includes assets held under capital leases as follows:

(Dollars in thousands)	**December 31, 2005**	December 25, 2004
Buildings	**$ 72,177**	$ 80,519
Furniture, fixtures and equipment	**51,784**	51,182
	123,961	131,701
Less accumulated depreciation	**(40,891)**	(52,452)
Total	**$ 83,070**	$ 79,249

NOTE D—GOODWILL AND OTHER INTANGIBLE ASSETS

The components of goodwill by segment are listed below:

(Dollars in thousands)	**December 31, 2005**	December 25, 2004
Goodwill:		
North American Retail Division	**$ 1,952**	$ 1,831
North American Business Solutions Division	**190,532**	229,950
International Division	**688,698**	817,888
Total	**$ 881,182**	$ 1,049,669

Goodwill in the North American Business Solutions Division was reduced in 2005 by a $39.4 million impairment charge related to our Tech Depot subsidiary as discussed in Note B. Additionally, settlements were reached during 2005 on contingent consideration provisions and preexisting uncertain tax positions related to the International Division's prior year acquisition. The resolution of these uncertainties reduced goodwill by approximately $26.7 million. One remaining provision of contingent consideration may not be resolved until 2008, or earlier at the seller's election. Any decreases to the consideration paid will reduce goodwill when determinable; the consideration cannot be increased under this provision. The remaining changes in goodwill balances result from changes in foreign currency exchange rates.

Intangible Assets

Indefinite-lived intangible assets were $55.4 million and $77.6 million, and definite-lived intangibles were $24.1 million and $45.4 million, net of accumulated amortization, at December 31, 2005 and December 25, 2004, respectively, and are included in other assets in the Consolidated Balance Sheets. Amortization of intangible assets was $13.4 million in 2005, $19.3 million in 2004 and $13.8 million in 2003 (at average foreign currency exchange rates).

During 2005 we adopted a plan to phase out the Guilbert trade name in France. As a result, the useful life of the trade name changed from indefinite to finite. Concurrent with the adoption of this plan, we tested the asset for impairment which resulted in the recognition of an impairment charge of $9.5 million. This charge is included in the asset impairments line in the Consolidated Statements of Earnings.

Estimated future amortization expense related to finite-lived intangible assets at December 31, 2005 exchange rates is as follows:

(Dollars in millions)	December 31, 2005
2006	$11.5
2007	8.9
2008	3.7
2009	—
2010	—

Notes to Consolidated Financial Statements

(continued)

NOTE E—DEBT

The debt components consisted of the following:

(Dollars in thousands)	**December 31, 2005**	December 25, 2004
Short-term borrowings and current maturities of long-term debt:		
Senior term loan	**$ 23,698**	$ —
Capital lease obligations	**12,107**	14,293
Other	**11,465**	1,470
	$ 47,270	$ 15,763
Long-term debt, net of current maturities:		
Revolving credit facility	**$ 64,996**	$103,068
$400 million senior notes	**400,595**	403,771
Capital lease obligations	**83,149**	76,841
Other	**20,358**	—
	$569,098	$583,680

In April 2004, we replaced our credit facility with a $750 million 5-year unsecured multi-currency revolving credit facility, which includes up to $350 million available for standby and trade letters of credit. Upon mutual agreement, the maximum borrowing may be increased to $900 million. The agreement provides borrowings up to the total amount in U.S. dollars, British pounds, euro, or yen. We may elect interest periods of one, two, three, six, nine or twelve months. Interest is based on the London Interbank Offering Rate ("LIBOR") or yen-LIBOR-based rate as appropriate, plus a spread determined at the time of usage. In September 2005, we modified and extended our credit facility. Definitions in the agreement were modified to exclude certain non-cash charges and other items from coverage tests. Additionally, fees were modified and the term extended to April 2010. Based on current credit ratings, borrowings include a spread of 0.475%. The effective interest rate on yen borrowings at the end of 2005 was 0.538%. At December 31, 2005, we had approximately $600.0 million of available credit under our revolving credit facility that includes coverage of $75.6 million of outstanding letters of credit. We had an additional $25.6 million of letters of credit outstanding under a separate trade agreement.

In August 2003, we issued $400 million senior notes due August 2013. These notes are not callable and bear interest at the rate of 6.25% per year, to be paid on February 15 and August 15 of each year. The notes contain provisions that, in certain circumstances, place financial restrictions or limitations on us. Simultaneous with completing the offering, we liquidated a treasury rate lock. The proceeds are being amortized over the term of the issue, reducing the effective interest rate to 5.87%. During 2004, we entered into a series of fixed-to-variable interest rate swap agreements as fair value hedges on the $400 million of notes. The swap agreemer were terminated during 2005.

In July 2001, we issued $250 million of senior subordinated not due on July 15, 2008. In subsequent periods, we entered into ce tain interest rate swap agreements and later terminated tho agreements at a gain. In December 2004, we redeemed the enti issue of the $250 million senior subordinated notes, pursuant the optional redemption provisions of the subordinated note indenture. The payment of approximately $302 million included th principal, accrued interest to the termination date, and contractu interest, discounted at the appropriate U.S. Treasury rate plus 5 basis points. The redemption resulted in a fourth quarter 200 charge of $45.4 million which included the make whole paymen write off of deferred issuance costs, and the previously deferre gain related to the interest rate swap. The charge is reported a loss on extinguishment of debt in the other income (expense), ne section of the Consolidated Statements of Earnings.

In December 2005, we assumed a mortgage with a long-tern balance of approximately $20.4 million related to a previously cap italized lease agreement. The terms of the underlying mortgage were unchanged. The original mortgage required periodic payments, has a stated interest rate of 8.4% and matures in 2017.

In October 2005, a wholly-owned subsidiary of ours entered into a 50 million euro 364-Day Senior Term Loan for the purpose of providing short-term working capital funding. The financial and affirmative covenants are the same as those contained in our existing revolving credit facility. The term loan matures on December 19, 2006.

We are in compliance with all restrictive covenants included in the above debt agreements.

Aggregate annual maturities of long-term debt and capital lease obligations are as follows:

(Dollars in thousands)	December 31, 2005
2006	$ 51,965
2007	14,748
2008	11,730
2009	10,480
2010	75,263
Thereafter	506,650
Total	670,836
Less amount representing interest on capital leases	(54,468)
Total	$616,368
Less current portion	(47,270)
Total long-term debt	$569,098

NOTE F—INCOME TAXES

The income tax provision related to earnings from continuing operations consisted of the following:

(Dollars in thousands)	**2005**	2004	2003
Current:			
Federal	**$150,303**	$ 90,606	$ 71,032
State	**12,358**	5,754	(4,370)
Foreign	**35,008**	18,480	43,116
Deferred:			
Federal	**(68,881)**	5,013	39,822
State	**(13,734)**	1,327	(3,554)
Foreign	**(27,331)**	4,549	(4,522)
Total provision for income taxes	**$ 87,723**	$125,729	$141,524

The components of earnings from continuing operations before income taxes and cumulative effect of accounting change consisted of the following:

(Dollars in thousands)	**2005**	2004	2003
North America	**$226,413**	$232,561	$225,150
International	**135,102**	228,672	215,618
Total	**$361,515**	$461,233	$440,768

The tax-effected components of deferred income tax assets and liabilities consisted of the following:

(Dollars in thousands)	**December 31, 2005**	December 25, 2004
Self-insurance accruals	**$ 24,650**	$ 25,870
Inventory	**26,480**	30,370
Vacation pay and other accrued compensation	**48,170**	35,084
Reserve for bad debts	**7,318**	7,497
Reserve for facility closings	**25,215**	22,151
Acquisition and integration costs	**—**	5,752
Deferred rent credit	**56,585**	47,626
Foreign and state net operating loss carryforwards	**304,240**	253,140
State credit carryforwards, net of Federal benefit	**8,835**	7,581
Other items, net	**33,969**	54,368
Gross deferred tax assets	**535,462**	489,439
Valuation allowance	**(288,349)**	(239,704)
Deferred tax assets	**247,113**	249,735
Basis difference in fixed assets	**8,776**	86,399
Intangibles	**21,732**	45,827
Planned repatriation of foreign earnings	**—**	11,540
Other items, net	**8,084**	6,258
Deferred tax liabilities	**38,592**	150,024
Net deferred tax assets	**$ 208,521**	$ 99,711

As of December 31, 2005, we had approximately $825.2 million of foreign and $784.3 million of state net operating loss carryforwards. Of the foreign carryforwards, $673.6 million can be carried forward indefinitely, $13.6 million will expire in 2006, and the balance will expire between 2007 and 2020. Of the state carryforwards, $42.0 million will expire in 2006, and the balance will expire between 2007 and 2025. The valuation allowance has been developed to reduce our deferred asset to an amount that is more likely than not to be realized, and is based upon the uncertainty of the realization of certain foreign and state deferred assets related to net operating loss carryforwards.

The following is a reconciliation of income taxes at the Federal statutory rate to the provision for income taxes:

(Dollars in thousands)	**2005**	2004	2003
Federal tax computed at the statutory rate	**$126,530**	$161,432	$154,269
State taxes, net of Federal benefit	**7,428**	6,289	6,506
Foreign income taxed at rates other than Federal	**(15,404)**	(27,015)	(17,741)
Repatriation of foreign earnings	**5,204**	11,540	—
Reduction in valuation allowance	**(6,042)**	(11,295)	—
State credits	**(674)**	(1,386)	(10,400)
Settlement of tax audits	**(25,682)**	(12,355)	(217)
Change in accrual estimates relating to uncertain tax positions	**(1,444)**	(4,418)	8,090
Other items, net	**(2,193)**	2,937	1,017
Provision for income taxes	**$ 87,723**	$125,729	$141,524

In October 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. Among other items, the Act created a temporary incentive for U.S. multinationals to repatriate accumulated income earned outside the U.S. at an effective tax rate of 5.25%, versus the U.S. federal statutory rate of 35%. In the fourth quarter of 2004, we recorded an initial estimated income tax charge of $11.5 million based on the decision to repatriate $200 million. During 2005, we recorded an additional income tax charge of $5.2 million on additional repatriation. As of December 31, 2005, we have repatriated all of the expected $400 million in foreign earnings.

During 2005, because of changes in projected taxable income of certain international entities, and a reassessment of certain state tax circumstances, we changed our assessment of the need for the valuation allowances on the related deferred tax assets. Accordingly, income tax expense was reduced by $6.0 million.

We regularly assess our position with regard to individual tax exposures and record liabilities for our uncertain tax positions and related interest and penalties according to the principles of FAS 5, *Accounting for Contingencies*. These accruals, which relate primarily to cross-jurisdictional transactions, reflect management's view of the likely outcomes of current and future audits. It is likely that the future resolution of these uncertain tax positions will be different from the amounts currently accrued and will impact future tax period expense. However, management believes those amounts will not be material to financial condition, results of operations or cash flows.

NOTE G—COMMITMENTS AND CONTINGENCIES

Operating Leases: We lease retail stores and other facilities and equipment under operating lease agreements that expire in various years through 2026. In addition to minimum rentals, there are certain executory costs such as real estate taxes, insurance and common area maintenance on most of our facility leases. Many lease agreements contain tenant improvement allowances, rent holidays, and/or rent escalation clauses. For purposes of recognizing incentives and minimum rental expenses on a straight-line basis over the terms of the leases, we use the date of initial possession to begin amortization, which is generally when we enter the space and begin to make improvements in preparation of intended use.

For tenant improvement allowances and rent holidays, we record a deferred rent liability in "Deferred income taxes and other long-term liabilities" on the Consolidated Balance Sheets and amortize the deferred rent over the terms of the leases as a reduction to rent expense included in "Cost of goods sold and occupancy costs" on the Consolidated Statements of Earnings.

For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, we record minimum rental expenses on a straight-line basis over the terms of the leases on the Consolidated Statements of Earnings.

Certain leases contain provisions for additional rent to be paid if sales exceed a specified amount, though such payments have been immaterial during the years presented.

The table below shows future minimum lease payments due ur non-cancelable leases as of December 31, 2005. These minim lease payments include facility leases that were accrued as st closure costs.

(Dollars in thousands)	
2006	$ 428,3
2007	380,4.
2008	345,6
2009	320,5
2010	298,44
Thereafter	2,030,1
	3,803,60
Less sublease income	(78,30
	$3,725,30

Rent expense, including equipment rental, was $444.8 millio $443.7 million and $424.1 million in 2005, 2004, and 200 respectively. Rent expense was reduced by sublease income $3.6 million in 2005, $2.9 million in 2004 and $3.1 million in 200

Guarantee of Private Label Credit Card Receivables: Offic Depot has private label credit card programs that are managed b a third-party financial services company. We act as the guaranto of all loans between our commercial customers and the financia services company. The difference between the transfer amoun and the amount received is recognized in store and warehouse operating and selling expense. Maximum exposure to off-balance sheet credit risk is represented by the outstanding balance of private label credit card receivables, less reserves held by the financial services company which we fund. At December 31, 2005, the outstanding balance of credit card receivables sold was approximately $238.6 million. The estimated fair value liability associated with risk of loss is included in accrued expenses.

Other: We are involved in litigation arising from time to time in the normal course of business. While from time to time claims are asserted that may make demands for large sums of money, including ones asserted in the form of class action suits, we do not believe that the resolution of any of these matters, either individually or in the aggregate, will materially affect our financial position, or results of operations or cash flows.

NOTE H—EMPLOYEE BENEFIT PLANS

Long-Term Equity Incentive Plan

The Long-Term Equity Incentive Plan, which was approved by Office Depot's stockholders, became effective October 1, 1997. This plan provides for the grants of stock options, restricted stock, performance-based and other equity-based incentive awards to directors, officers and key employees. Under this plan, stock options must be granted at an option price that is greater than or equal to the market price of the stock on the date of the grant. If an employee owns 10% or more of Office Depot's outstanding common stock, the option price must be at least 110% of the market price on the date of the grant. Options granted under this plan become exercisable from one to five years after the date of grant, provided that the individual is continuously employed with the company. All options granted expire no more than 10 years following the date of grant.

Long-Term Incentive Stock Plan

A summary of the status of and changes in our stock option plans for the last three years is presented below.

	2005		2004		2003	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**26,109,787**	**$16.04**	29,452,938	$14.89	31,499,632	$14.36
Granted	**3,757,200**	**20.82**	5,483,750	17.53	5,679,500	11.46
Canceled	**(1,806,751)**	**17.74**	(2,792,564)	16.60	(2,875,713)	14.44
Exercised	**(11,254,126)**	**15.63**	(6,034,337)	11.56	(4,850,481)	9.50
Outstanding at end of year	**16,806,110**	**$17.20**	26,109,787	$16.04	29,452,938	$14.89

As of December 31, 2005, the weighted average fair values, as calculated under the Black-Scholes option-pricing model, of options granted during 2005, 2004, and 2003 were $7.24, $4.43, and $4.17, respectively.

The following table summarizes information about options outstanding at December 31, 2005.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.43–$ 6.64	13,235	4.6	$ 6.23	13,235	$ 6.23
6.65– 9.97	896,271	4.7	8.72	821,271	8.68
9.98– 14.96	3,090,898	4.5	11.57	2,019,034	11.54
14.97– 22.45	10,607,629	4.8	18.07	6,160,882	18.11
22.46– 35.00	2,198,077	6.4	24.45	803,077	24.19
$ 4.43–$35.00	16,806,110	4.9	$17.20	9,817,499	$16.45

Notes to Consolidated Financial Statements

(continued)

Restricted Stock and Performance-Based Grants

Prior to our merger with Viking Office Products ("Viking") in 1998, Viking's Long-Term Incentive Stock Plan allowed awards of restricted shares of common stock to key Viking employees. As part of the merger, shares issued under this plan were converted to restricted shares of Office Depot common stock, and no additional shares will be issued under the plan. Restrictions on the remaining 150,000 shares are scheduled to expire at the end of June 2007. Compensation expense is recognized on a straight-line basis over the vesting period.

In the first quarter of 2005, we changed the composition of employee share-based grants to include more restricted stock awards and fewer stock options. Approximately 2.4 million shares of performance-based restricted stock were granted to employees as part of a multi-year incentive program and were valued at $18.09 per share. The performance conditions are tied to meeting or exceeding earnings targets. Restrictions on approximately 1.0 million shares were lifted in 2005 as target performance conditions were met. Approximately 0.4 million shares have been forfeited and 1.0 remain tied to future performance. Additionally during 2005, approximately 1.3 million shares of time-based and certain performance-based restricted stock were granted to company officers under a retention program, as well as for newly-hired associates. The weighted average fair value of $18.69 for these awards was based on the grant date market price. Restrictions were lifted on approximately 0.4 million shares, and approximately 0.9 million shares remain under restriction; no shares have been forfeited. Additionally, approximately 0.1 million shares from prior year awards remain outstanding but restricted at December 31, 2005 and are subject to time vesting arrangements. Restricted stock issued under this plan may have vesting periods of up to four years from the date of grant. Compensation expense is generally recognized on a straight-line basis over the vesting period, but may be accelerated if lifting of restriction is based on satisfaction of a performance condition and the condition is deemed probable of being met.

In 2002, stockholders approved an amendment to the Long-Term Equity Incentive Plan allowing the compensation committee of the board of directors to grant performance-based shares to our senior executives and directors. Grants of performance-based shares were awarded to certain senior executives and directors in 2002, 2003 and 2004, each with a three-year earning period of company performance compared to a peer group. Compensation expense based on the estimated fair value of these grants has been included in the share-based compensation pro forma disclosure prior to the adoption of FAS 123R and as a compo nt of operating expenses following adoption. The performa e conditions of 2002 grants were not met and the awards expire it the end of the measurement period. During 2005, 172,875 per - mance-based shares were earned under the 2003 grants. A: f December 31, 2005, target awards of 152,250 shares remain un r the 2004 grants with a measurement date at the end of 2006.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan, which was approved Office Depot's stockholders, permits eligible employees to p chase our common stock at 85% of its fair market value. Follow adoption of FAS 123R, compensation expense is recognized the difference between employee cost and fair value. Essentia all share needs under this plan are now satisfied through op market purchases; however, we are authorized to issue up 276,191 shares under this plan.

Retirement Savings Plans

The Office Depot, Inc. Retirement Savings Plan (401(k) Plai which was approved by the board of directors, allows eligib employees to contribute a percentage of their salary, commi sions and bonuses, up to $14,000 in 2005, to the plan on a preta basis in accordance with the provisions of Section 401(k) of th Internal Revenue Code. The 401(k) Plan was amended effectiv January 1, 2005 to increase the maximum deferral percentag from 18% to 50% of eligible compensation. Employer matchin contributions are equivalent to 50% of the first 6% of an employ ee's contributions and are subject to the limits of the plan. Th 401(k) Plan was amended effective July 1, 2005 to allow employe matching contributions made on or after this date to be allocate and invested in the same manner as the participants' pre-ta: contributions. Prior to this date the matching contributions were allocated in shares of Office Depot Common Stock. The plan also allows for a discretionary matching contribution in addition to the normal match if approved by the board of directors. Office Depot also sponsors the Office Depot, Inc. Non-Qualified Deferred Compensation Plan that permits eligible employees who are limited in the amount they can contribute to the 401(k) Plan to alternatively defer compensation of up to 18% of their salary, commissions and bonuses to this plan. Employer matching contributions to the Deferred Compensation Plan are allocated in shares of Office Depot Common Stock. During 2005, 2004, and 2003, $10.7 million, $11.9 million and $10.1 million, respectively, was recorded as compensation expense for company contributions to these programs.

Pension Plans

As a result of a mid-2003 acquisition, the company maintains two defined benefit pension plans that cover a limited number of employees in Europe. The following table provides a reconciliation of changes in the projected benefit obligation, the fair value of plan assets and the funded status of our foreign defined benefit pension plans with the amounts recognized on our balance sheets:

Changes in projected benefit obligation:	**December 31, 2005**	December 25, 2004
Obligation at beginning of period	**$189,783**	$144,546
Service cost	**6,978**	7,164
Interest cost	**9,548**	8,540
Member contributions	**1,967**	2,204
Benefits paid	**(2,420)**	(2,908)
Actuarial loss	**41,200**	7,497
Currency translation	**(23,280)**	22,740
Obligation at valuation date	**223,776**	189,783
Changes in plan assets:		
Fair value at beginning of period	**117,730**	88,352
Actual return on plan assets	**14,689**	9,418
Company contributions	**5,484**	6,605
Member contributions	**1,967**	2,204
Benefits paid	**(2,420)**	(2,908)
Currency translation	**(13,624)**	14,059
Plan assets at valuation date	**123,826**	117,730
Benefit obligation in excess of plan assets	**(99,950)**	(72,053)
Unrecognized loss (gain)	**26,950**	(6,124)
Post-valuation contributions	**628**	730
Currency translation	**(710)**	(258)
Net amount recognized at end of period	**$ (73,082)**	$ (77,705)

Plan accounts were measured as of October 31 for one plan and December 31 for the second plan, with post-valuation contributions and subsequent foreign currency effects noted above. The net unfunded amount is classified as a non-current liability in the caption deferred taxes and other long-term liabilities in the Consolidated Balance Sheets. The table above presents projected benefit obligations, which include the estimated effect of future salary increases. The accumulated benefit obligations were approximately $199.5 million and $168.2 million at the 2005 and 2004 valuation dates, respectively. The pension plans' assets are invested in managed pension funds, with an objective of meeting or exceeding a pooled pension fund performance over a rolling three-year period, as well as interest bearing securities timed to match estimated benefit payouts.

The components of net periodic expense for our foreign defined benefit pension plans are presented below:

(Dollars in thousands)	**2005**	2004	2003
Service cost	**$ 6,978**	$ 7,164	$ 3,404
Interest cost	**9,548**	8,540	3,279
Expected return on plan assets	**(7,077)**	(6,640)	(2,276)
Net periodic pension cost	**$ 9,449**	$ 9,064	$ 4,407

Assumptions used in calculating the funded status included:

	2005	2004	2003
Long-term rate of return on plan assets	**6.14%**	6.79%	6.25%
Discount rate	**4.94%**	5.38%	5.10%
Salary increases	**4.44%**	4.25%	4.35%
Inflation	**2.72%**	2.45%	2.62%

The allocation of assets is as follows:

	Percentage of Plan Assets		Target
	2005	2004	Allocation
Equity securities	**79%**	73%	50%–85%
Debt securities	**17%**	21%	10%–30%
Real estate	**1%**	1%	0%–15%
Other	**3%**	5%	0%–10%
Total	**100%**	100%	

Anticipated benefit payments, at December 31, 2005 exchange rates, are as follows:

(Dollars in thousands)	
2006	$ 2,854
2007	2,524
2008	3,420
2009	3,710
2010	4,852
Next five years	33,782

The anticipated Office Depot contribution for fiscal year 2006 is $4.6 million, at December 31, 2005 exchange rates.

The purchase and sale agreement related to the acquisition included a provision whereby the seller is required to pay to Office Depot an amount of unfunded benefit obligation as measured in a future period at the seller's option, but no later than five years following the purchase date. This provision is considered to be an element of the cost of the acquisition and the after-tax effect of the payment from the seller, if any, will reduce goodwill when received. Settlement was reached on one of these plans during 2005 and goodwill was adjusted accordingly.

Notes to Consolidated Financial Statements

(continued)

NOTE I—CAPITAL STOCK

Preferred Stock

As of December 31, 2005, there were 1,000,000 shares of $0.01 par value preferred stock authorized of which none were issued or outstanding.

Stockholder Rights Plan

Our stockholder rights plan ("the Plan") was adopted by the Office Depot board of directors on September 4, 1996 and amended on November 25, 2003. The Plan has certain anti-takeover provisions that may cause substantial dilution to a person or group that attempts to acquire Office Depot on terms not approved by the board of directors. Under the Plan, each stockholder is issued one right to acquire one one-thousandth of a share of Junior Participating Preferred Stock, Series A at an exercise price of $95.00, subject to adjustment, for each outstanding share of Office Depot common stock they own. These rights are only exercisable if a single person or company acquires 20% or more of our outstanding common stock or if an announced tender or exchange offer would result in 20% or more of our common stock being acquired. If Office Depot were acquired, each right, except those of the acquirer, shall have the right to receive the number of shares of common stock in Office Depot having a then-current market value of twice the exercise price of the right.

In addition, if Office Depot becomes involved in a merger or other business combination where (1) Office Depot is not the surviving company, (2) Office Depot's common stock is changed or exchanged, or (3) 50% or more of Office Depot's assets or earning power are sold, then each right, except those of the acquirer, will be exercisable for common stock of the acquiring corporation having a market value of twice the exercise price of the right. In addition, the board of directors has the option of exchanging all or part of the rights for an equal number of shares of common stock.

Office Depot may redeem the rights for $0.01 per right at any time prior to an acquisition.

In response to a shareholder vote at the 2003 annual meeting, the board of directors adopted certain amendments to the Plan, which became effective on November 25, 2003. Under the terms of this amendment, in the event of a cash or marketable securities offer for all of Office Depot's common stock, and if requested to do so by the holders of at least 10% of Office Depot's issued and outstanding stock, the board of directors shall either call a special stockholder meeting within 60 days to allow a vote on a resolution to redeem the rights or the rights automatically will be redeem There are certain other conditions on what constitutes a "Qualify Offer" which are detailed in our filings with the SEC. The rig will expire on September 16, 2006, unless earlier redeemed exchanged.

Treasury Stock

The Office Depot board of directors has authorized a series common stock repurchase plans, the latest of which is a $500 m lion authorization in 2005.

Under these approved plans we purchased approximately 29 million shares at a cost of $815.2 million in 2005, 4.0 million share for $65.6 million in 2004 and 3.2 million shares for $50.1 million 2003. At December 31, 2005 approximately $169.6 million remain available for repurchase under the current authorization.

NOTE J—EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during each period. Diluted earnings per share reflects the impact of assumed exercise of dilutive stock options and vesting of restricted stock.

The following table represents the calculation of net earnings per common share—basic and diluted:

(In thousands, except per share amounts)	**2005**	2004	2003
Numerator:			
Net earnings	**$273,792**	$335,504	$273,515
Denominator:			
Weighted average shares outstanding:			
Basic	**310,020**	311,760	309,699
Effect of dilutive stock options and restricted stock	**5,222**	3,865	3,989
Diluted	**315,242**	315,625	313,688
Net earnings per share:			
Basic	**$ 0.88**	$ 1.08	$ 0.88
Diluted	**0.87**	1.06	0.87

Options to purchase 0.2 million, 11.8 million and 15.7 million shares in the years ended December 31, 2005, December 25, 2004 and December 27, 2003, respectively, were not included in the computation of earnings per share because the exercise prices of these options exceeded the average market price of the common shares during the respective periods.

NOTE K—SUPPLEMENTAL INFORMATION ON OPERATING, INVESTING AND FINANCING ACTIVITIES

Additional supplemental information related to the Consolidated Statements of Cash Flows is as follows:

(Dollars in thousands)	**2005**	2004	2003
Cash paid for:			
Interest	**$ 28,346**	$ 78,590	$ 41,869
Taxes	**175,818**	112,771	102,623
Non-cash asset additions under capital leases	**37,286**	18,798	10,664
Non-cash capital expenditure accruals	**20,802**	21,107	—
Additional paid-in capital related to tax benefit on stock options exercised	**31,165**	12,138	11,059

NOTE L—SEGMENT INFORMATION

Office Depot operates in three reportable segments: North American Retail Division, North American Business Solutions Division, and International Division. Each of these segments is managed separately primarily because it serves different customer groups. The accounting policies for each segment are the same as those described in the summary of significant accounting policies (see Note A).

The following is a summary of our significant accounts and balances by segment, reconciled to our consolidated totals.

(Dollars in thousands)		North American Retail Division	North American Business Solutions Division	International Division	Eliminations and Other*	Consolidated Total
Sales	**2005**	**$6,510,239**	**$4,300,781**	**$3,470,898**	**$ (2,974)**	**$14,278,944**
	2004	5,940,677	4,045,501	3,580,809	(2,288)	13,564,699
	2003	5,650,051	3,965,271	2,746,535	(3,291)	12,358,566
Division operating profit	**2005**	**$ 318,873**	**$ 406,391**	**$ 313,403**	**$ (208)**	**$ 1,038,459**
	2004	388,308	399,534	431,434	(394)	1,218,882
	2003	311,184	387,867	369,288	(705)	1,067,634
Capital expenditures	**2005**	**$ 145,283**	**$ 28,254**	**$ 48,795**	**$ 38,441**	**$ 260,773**
	2004	230,225	16,891	65,843	78,263	391,222
	2003	62,712	17,362	68,532	67,875	216,481
Depreciation and amortization	**2005**	**$ 110,431**	**$ 28,423**	**$ 51,582**	**$ 77,662**	**$ 268,098**
	2004	98,143	30,530	52,509	87,984	269,166
	2003	96,027	35,315	40,577	81,298	253,217
Charges for losses on receivables and inventories	**2005**	**$ 43,947**	**$ 24,352**	**$ 23,837**	—	**$ 92,136**
	2004	51,108	20,176	16,643	—	87,927
	2003	56,857	32,065	29,360	—	118,282
Net earnings from equity method investments	**2005**	—	—	**$ 23,394**	—	**$ 23,394**
	2004	—	—	16,171	—	16,171
	2003	—	—	11,056	—	11,056
Assets	**2005**	**$1,714,428**	**$ 970,667**	**$2,278,030**	**$1,135,400**	**$ 6,098,525**
	2004	1,868,700	1,056,680	2,456,944	1,412,014	6,794,338

** Amounts included in "Eliminations and Other" consist of inter-segment sales, which are generally recorded at the cost to the selling entity, and assets (including all cash and equivalents) and depreciation related to corporate activities.*

Senior management evaluates the performance of each business segment based on Division operating profit, which is defined as sales less cost of goods sold, and store and warehouse operating expenses. General and administrative expenses, financing costs and certain other items currently are not allocated to the business segments because they are viewed as corporate functions that support all activities. We have been analyzing and developing methods to allocate general and administrative expenses and may implement an allocation process in the first quarter of fiscal year 2006. A reconciliation of the measure of Division operating profit to consolidated earnings from continuing operations before income taxes follows.

(Dollars in thousands)	**2005**	2004	200
Division operating profit	**$1,038,459**	$1,218,882	$1,067,
(Add)/subtract:			
General and administrative expenses	**666,563**	665,825	578,
Other operating expenses	**23,854**	23,080	22,
Interest expense, net	**10,176**	41,066	40,
Loss on extinguishment of debt	**—**	45,407	
Miscellaneous income, net	**(23,649)**	(17,729)	(15,3
Earnings from continuing operations before income taxes and cumulative effect of accounting change	**$ 361,515**	$ 461,233	$ 440,7

We sell office products and services through either wholly owned operations or through joint ventures or licensing arrangemen in Austria, Belgium, Canada, Costa Rica, El Salvador, France, Germany, Guatemala, Hungary, Ireland, Israel, Italy, Japan, Luxembour Mexico, the Netherlands, Portugal, Spain, Switzerland, Thailand, the United Kingdom and the United States. There is no single count outside of the United States in which we generate 10% or more of our total revenues. Geographic financial information relating to o business is as follows (in thousands).

	Sales			Property and Equipme	
	2005	2004	2003	**2005**	2004
United States	**$10,671,297**	$ 9,846,856	$ 9,469,563	**$1,003,513**	$1,055,46
International	**3,607,647**	3,717,843	2,889,003	**308,224**	407,56
Total	**$14,278,944**	$13,564,699	$12,358,566	**$1,311,737**	$1,463,02

NOTE M—ACQUISITIONS

On June 2, 2003, we acquired all of the common shares of Guilbert S.A. ("Guilbert") from Pinault-Printemps-Redoute S.A. Guilbert was the French parent company of a corporate group that constituted one of the largest contract stationers in Europe. The results of Guilbert's operations have been included in the consolidated financial statements since the date of acquisition. All assets and liabilities of Guilbert, including goodwill and intangibles, have been recorded in the International Division.

The following unaudited pro forma financial information presents the combined results of operations of Office Depot as if the acquisition had occurred as of the beginning of 2003. The unaudited pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of Office Depot that would have been reported had the acquisition been completed as of the beginning of the period presented, and should not be taken as representative of the future consolidated results of operations or financial condition of Office Depot. Unaudited pro forma information for fiscal year 200 includes: revenues—$13.0 billion; earnings from continuing operations before cumulative effect of accounting change—$298 million, or $0.96 and $0.95 per basic and diluted share, respectively; and net earnings—$272 million, or $0.88 and $0.87 per basic and diluted share, respectively.

In April 2004, we acquired the business of Elso Iroda Superstore Kft for $7.9 million, net of cash acquired. This company operated Office Depot retail stores and direct sales businesses in Hungary under an Office Depot license agreement. This acquisition and subsequent expansion added four retail stores, a distribution center and additional internet sales capabilities to the International Division's operations. We have not presented the pro forma results of operations of the acquired business because the results are not material to our consolidated results of operations.

NOTE N—CUMULATIVE EFFECT OF ACCOUNTING CHANGE

At the beginning of fiscal year 2003, we adopted EITF 02-16, *Accounting by a Reseller for Cash Consideration Received from a Vendor.* This guidance primarily affects our accounting for cooperative advertising arrangements. Under these rules, there is a presumption that amounts received from vendors should be considered a reduction of product costs. This presumption can be overcome if certain restrictive provisions are met. We adopted a policy of classifying all cooperative advertising arrangements as a reduction of product cost because the cost of tracking actual advertising costs by vendor to meet these criteria would exceed the benefit. These arrangements were previously accounted for as a reduction of advertising expense. A portion is now deferred in inventory and reduces the cost of products as they are sold, similar to the current practice for vendor rebate arrangements.

To record the initial amount of cooperative advertising deferred in inventory at the beginning of 2003, we recorded an after-tax cumulative effect adjustment of $25.9 million, or $0.08 per share.

NOTE O—QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter[3]
Fiscal Year Ended December 31, 2005				
Net sales	**$3,702,891**	**$3,364,052**	**$3,492,900**	**$3,719,101**
Gross profit	**1,151,655**	**1,036,247**	**1,046,599**	**1,157,522**
Net earnings (loss)	**115,308**	**100,099**	**(47,881)**[1]	**106,266**[2]
Net earnings (loss) per share*:				
Basic	**$ 0.37**	**$ 0.32**	**$ (0.15)**	**$ 0.35**
Diluted	**0.37**	**0.31**	**(0.15)**	**0.34**

** Due to rounding, the sum of the quarterly earnings per share amounts may not equal the reported earnings per share for the year.*

(1) Net loss in the third quarter of 2005 includes $121.9 million relating to asset impairments, $48.7 million for exit related activities, $28.3 million for lease adjustments, $18.9 million for asset impairments and accelerated depreciation and amortization, $12.7 million for accelerated inventory clearance, and $6.3 million related to cancellation of other commitments.

(2) Net earnings in the fourth quarter of 2005 includes $11.6 million related to asset impairments, $23.4 million for exit related activities, and $10.2 million for asset impairments and accelerated depreciation and amortization.

(3) Fiscal year 2005 includes 53 weeks in accordance with our 52-week, 53-week retail calendar; accordingly, the fourth quarter includes 14 weeks.

Fiscal Year Ended December 25, 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$3,605,153	$3,162,324	$3,327,804	$3,469,418
Gross profit	1,136,137	973,841	1,041,789	1,104,372
Net earnings	114,900	79,193	89,282	52,129[1]
Net earnings per share*:				
Basic	$ 0.37	$ 0.25	$ 0.29	$ 0.17
Diluted	0.37	0.25	0.28	0.17

** Due to rounding, the sum of the quarterly earnings per share amounts may not equal the reported earnings per share for the year.*

(1) Net earnings in the fourth quarter of 2004 includes charges of $45.4 million relating to debt extinguishment, $21.9 million relating to severance arrangements, contract termination and property disposal costs, $11.5 million of goodwill impairment charges, and a net benefit of $11.3 million related to tax rate and position changes.

Shareholder Information

CORPORATE OFFICES
2200 Old Germantown Road
Delray Beach, FL 33445
(561) 438-4800
Website: *www.officedepot.com*

ANNUAL MEETING
May 12, 2006 at 8:30am (ET)
Boca Raton Marriott at Boca Center
5150 Town Center Circle
Boca Raton, FL 33486
(561) 620-3712

CERTIFIED PUBLIC ACCOUNTANTS
Deloitte & Touche LLP
Fort Lauderdale, FL

TRANSFER AGENT & REGISTRAR
Mellon Investor Services, LLC
P.O. Box 3315
South Hackensack, NJ 07606
(800) 681-8059
Website: *www.melloninvestor.com*

TRUSTEE FOR 6.25% SENIOR NOTES DUE 2013
SunTrust Bank
777 Brickell Avenue
Miami, FL 33131

COMMON STOCK
Office Depot's common stock is listed on the New York Stock Exchange under the symbol ODP. As of December 30, 2005, there were 3,424 stockholders of record. This number excludes individual stockholders holding stock under nominee security position listings.

DIRECT STOCK PURCHASE PLAN
New investors and current stockholders of record may acquire shares of Office Depot's common stock through the Company's direct stock purchase plan. Enrollment materials, including the prospectus, are available on the Company's website under Company Information/Investor Relations/Stock Purchase or by calling Mellon Investor Services at (800) 681-8059.

DIVIDEND POLICY
We have never declared or paid cash dividends on our common stoc While we regularly assess our dividend policy, we have no current pl to declare a dividend.

FORM 10-K
A Form 10-K is available without charge online at *www.officedepot.com,* or through *www.sec.gov.*

It is also available upon written request to:
Investor Relations
Office Depot, Inc.
2200 Old Germantown Road
Delray Beach, FL 33445
(561) 438-7641

QUARTERLY STOCKHOLDER REPORTS
Office Depot's quarterly stockholders' information is provided on the Company website under Company Information/Investor Relations/ SEC Filings.

QUARTERLY STOCK PRICE RANGE
The following table sets forth, for the periods indicated, the high and low sales prices of the Company's common stock quoted on the NYSE Composite Tape. These prices do not include retail mark-ups, markdown or commissions:

2005	**High**	**Lov**
First Quarter	**$23.700**	**$16.50**
Second Quarter	**22.840**	**18.59**
Third Quarter	**31.520**	**21.70**
Fourth Quarter	**31.760**	**24.510**

2004	High	Low
First Quarter	$18.180	$15.430
Second Quarter	19.500	15.850
Third Quarter	18.660	14.690
Fourth Quarter	17.380	13.870



Board of Directors



NEIL R. AUSTRIAN
President & Chief Operating Officer
of the National Football League
(retired)



LEE A. AULT III
Chairman of the Board
In-Q-Tel, Inc.



DAVID W. BERNAUER
Chairman and
Chief Executive Officer
Walgreen Co.



ABELARDO (AL) E. BRU
Vice Chairman (retired)
PepsiCo, Inc.



DAVID I. FUENTE
Managing Partner
Dash Ventures



BRENDA J. GAINES
North American President (retired)
Diners Club International
Division of Citigroup



MYRA M. HART
Professor, Entrepreneurial
Management
Harvard Business School



W. SCOTT HEDRICK
General Partner
InterWest Partners



JAMES L. HESKETT
Baker Foundation Professor
Harvard Business School



MICHAEL J. MYERS
President
First Century Partners

Executive Committee

STEVE ODLAND
Chairman of the Board
Chief Executive Officer

CHARLES BROWN
President
International Division

CYNTHIA CAMPBELL
Executive Vice President
North American Business
Solutions Division

DAVID FANNIN
Executive Vice President
General Counsel
& Corporate Secretary

MARK HOLIFIELD
Executive Vice President
Supply Chain

MONICA LUECHTEFELD
Executive Vice President
Business Development and
Information Technology

PATRICIA McKAY
Executive Vice President
Chief Financial Officer

CHUCK RUBIN
President
North American Retail Division

DAISY VANDERLINDE
Executive Vice President
Human Resources

Other Corporate Officers

ROBERT BREWER
Senior Vice President
Chief Compliance Officer

CAROLYN CLARKE
Vice President
Treasurer

RANDY PIANIN
Senior Vice President
Controller

ANNE ZUCKERMAN
Vice President
Associate General Counsel
& Assistant Corporate Secretary

Jim Heskett has served as a member of our Board of Directors since May 1996. Jim is retiring from our Board, and we wish to thank him for ten years of outstanding service.

designed by curran & connors, inc. / www.curran-connors.com

The cover and text of this report are printed on Consort Royal Silk and the financial section is printed on Domtar Plainfield.

Office DEPOT

Old Germantown Road
Beach, Florida 33445
561.438.4800
www.officedepot.com
ODP

